UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MAP PHARMACEUTICALS, INC.

(Name of Subject Company)

MAP PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Timothy S. Nelson

President and Chief Executive Officer

2400 Bayshore Parkway, Suite 200

Mountain View, California 94043

(650) 386-3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is MAP Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 2400 Bayshore Parkway, Suite 200, Mountain View, California 94043. The telephone number of the Company’s principal executive office is (650) 386-3100.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of January 29, 2013, there were 35,569,770 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated by reference herein. The Company’s website is www.mappharma.com. The information on the Company’s website should not be considered a part of this statement.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Groundhog Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Allergan, Inc., a Delaware corporation (“Parent” or “Allergan”), to purchase all of the outstanding shares of Common Stock (“Shares”), at a purchase price of $25.00 per Share, net to the sellers thereof in cash, without interest thereon and less any required withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 31, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 22, 2013, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by the Company or any of its wholly owned subsidiaries, any Shares owned by Parent or Purchaser or their respective wholly owned subsidiaries, and any Shares owned by stockholders who have perfected their statutory rights of appraisal in connection with the Merger under Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Consideration. The Merger Agreement is summarized in Section 13 — “The Transaction Documents — The Merger Agreement” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer is subject to certain conditions, including (i) the condition that at least a number of Shares that, together with the Shares then owned of record by Parent or

Purchaser or with respect to which Parent or Purchaser has, directly or indirectly, sole voting power, represents at least a majority of the then outstanding Shares (calculated on a fully diluted basis assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) are validly tendered and not properly withdrawn prior to the expiration of the Offer in accordance with the terms of the Offer (the “Minimum Condition”), as provided in the Merger Agreement, and (ii) the expiration or termination at or prior to the expiration of the Offer, of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Condition”).

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of Parent are located at 2525 Dupont Drive, Irvine, California 92612, and the principal executive offices of Purchaser are located at c/o Allergan, Inc., 2525 Dupont Drive, Irvine, California 92612.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Parent, its affiliates, officers or directors or any failure by Parent to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, the Information Statement (the “Information Statement”) filed pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and is incorporated by reference herein, and in the Company’s Proxy Statement filed on Schedule 14A with the SEC on May 4, 2012 (the “Proxy Statement”), as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Purchaser and Parent.

Commercial Agreements

On January 28, 2011, the Company entered into a Collaboration Agreement (the “Collaboration Agreement”) and a Co-Promotion Agreement (the “Co-Promotion Agreement,” and together with the Collaboration Agreement, the “Allergan Agreements”) with Parent, Allergan USA, Inc. and Allergan Sales, LLC (collectively, “the Allergan Parties”). Pursuant to the terms of the Allergan Agreements, the Company has granted the Allergan Parties a co-exclusive license (the “Allergan License”) to market and co-promote LEVADEX®, the Company’s proprietary novel migraine therapy for delivery by inhalation, to neurologists and pain specialists in the United States in collaboration with the Company.

In July 2011, the Allergan Parties exercised its option to expand the Collaboration Agreement to include commercialization to neurologists and pain specialists in Canada. Under the Allergan Agreements, the Company retains the right to market and promote LEVADEX® to other physicians within the United States and Canada and also retains all rights to LEVADEX® in all other countries.

The Company is responsible for manufacturing and distributing LEVADEX®, if approved by the FDA. The parties will each provide sales representatives and other sales support for marketing and promotional efforts. The Allergan Agreements specify minimum annual sales detail requirements to be provided by each party, and establish maximum annual amounts of detailing costs that each party will be obligated to incur pursuant to a commercialization plan. Shared commercialization costs are those costs and expenses directly related to the commercialization of LEVADEX® and are agreed upon periodically by both parties. The parties share profits and losses resulting from the collaboration equally.

Contingent upon FDA approval of LEVADEX® for the initial indication (the acute treatment of migraine), the parties will collaborate in the development of LEVADEX® for the treatment of pediatric migraine and for at least one other indication. The parties generally share equally all other costs of developing LEVADEX® in such additional indications under the Allergan Agreements, except that neither party shall be obligated for more than a certain threshold amount in a given year, or for more than a certain threshold amount in the aggregate, for development or manufacturing costs or expenses incurred by the Company for such activities.

In 2011, the Allergan Parties made aggregate payments to the Company pursuant to the Allergan Agreements of $80.0 million, consisting of an up-front payment of $60.0 million and a milestone payment of $20.0 million based on the acceptance for filing by the FDA of the Company’s new drug application, or NDA, for LEVADEX®. Parent may also pay to the Company up to an additional $77.0 million in milestone payments, including a $50.0 million milestone for the first commercial sale associated with the initial indication for LEVADEX® (the acute treatment of migraine), up to $25.0 million in milestones for the achievement of certain FDA-approved product labeling in the U.S. and a $2.0 million milestone for regulatory approval of the initial indication for LEVADEX® in Canada.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 —“The Transaction Documents — The Merger Agreement” of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business in the ordinary course consistent with past practice through the Effective Time. Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the board of directors of the Company (the “Company Board”). The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that if the Merger Agreement is terminated by Parent as a result of a Triggering Event (as defined below) or if the Merger Agreement is terminated by the Company in connection with a Superior Proposal (as defined below), in each case under certain specified circumstances, the Company may be required to pay Parent a termination fee of $36 million (the “Breakup Fee”). The Merger Agreement also provides that if it is terminated by the Company or Parent because the time that Purchaser first accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) has not occurred prior to May 22, 2013 (the “Outside Date”) and, prior to the date of termination of the Merger Agreement, an Acquisition Proposal (as defined below) has been made directly to the Company’s stockholders, otherwise publicly disclosed or otherwise publicly communicated to senior management of the Company or the Company Board, and, within one year of the termination of the Merger Agreement (i) such Acquisition Proposal is consummated, (ii) the Company enters into a definitive written agreement providing for the consummation of such Acquisition Proposal and such Acquisition Proposal is subsequently consummated (whether consummated before or after such anniversary) or (iii) the Company Board recommends or submits an Acquisition Proposal to its stockholders for adoption and such transaction is subsequently consummated (whether consummated before or after such anniversary), which, in each case, need not be the same Acquisition Proposal that has been made, publicly disclosed or communicated prior to termination of the Merger Agreement, then, the Company may be required to pay Parent the Breakup Fee (provided that under these circumstances, the references to “25%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”).

For purposes of the Merger Agreement, a “Triggering Event” will be deemed to have occurred if: (i) the Company Board (a) has withheld, withdrawn or qualified, or modified in any manner adverse to Parent the Company Board’s recommendation as set forth in Item 4 below under the heading “Recommendation of the Company Board,” (b) adopted, approved, recommended or otherwise declared advisable the adoption of any Acquisition Proposal, (c) submitted any Acquisition Proposal or any matter related thereto to the vote of the Company’s stockholders, or (d) resolves or agrees to take any such actions; (ii) the Company has failed to include in this Schedule 14D-9 the recommendation as set forth in Item 4 below under the heading “Recommendation of the Company Board,” or a statement to the effect that the Company Board has determined that each of the Offer and the Merger is in the best interests of the Company’s stockholders; (iii) the Company Board has publicly recommended to its stockholders any Acquisition Proposal; (iv) the Company has entered into any letter of intent or any contract relating to any Acquisition Proposal (other than a confidentiality agreement containing confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement entered into by the Company and Parent on December 17, 2012 (an “Acceptable Confidentiality Agreement”), under the circumstances contemplated by, and in accordance with, the provisions in the Merger Agreement); or (v) a tender or exchange offer relating to securities of the Company has been commenced, and the Company has not sent to its securityholders, by the earlier of (a) 10 business days after the commencement of such tender or exchange offer or (b) if such tender or exchange offer commences during the period beginning ten business days prior to the Outside Date, (x) the date that is three days prior to the Outside Date in the event such tender or exchange offer commences on or prior to the third business day prior to the Outside Date, or (y) the date that is one day prior to the Outside Date in the event such tender or exchange offer commences after the date that is three business days prior to the Outside Date, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

“Acquisition Proposal” means any offer, inquiry or proposal concerning or relating to, or that could reasonably be expected to lead to, any (a) merger, consolidation, reorganization, tender offer, self-tender, exchange offer, recapitalization, liquidation, dissolution or other business combination or similar transaction involving the Company, (b) license, joint venture, partnership or other similar transaction involving or with respect to LEVADEX® or the Tempo device, (c) sale, lease, license or other disposition of assets of the Company (including equity interests of any of its subsidiaries) or any subsidiary of the Company representing 25% or more of the consolidated assets of the Company and its subsidiaries, (c) issuance or sale by the Company of equity interests representing 25% or more of the voting power of the Company, (d) transaction in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, equity interests representing 25% or more of the voting power of the Company or (e) any combination of the foregoing (in each case, other than the Offer and the Merger).

“Superior Proposal” means a bona fide Acquisition Proposal (except the references therein to “25%” are replaced with “50%”) made by a third party that in the good faith judgment of the Company Board (after consultation with outside counsel and its financial advisor), taking into account all factors that the Company deems relevant (including the existence of financing conditions to the consummation of such Acquisition Proposal, the need for financing and the conditionality of any financing commitments), would, if consummated, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be irrevocably offered by Parent pursuant to the Merger Agreement and as summarized above).

The Merger Agreement contains representations and warranties that the Company, Parent and Purchaser have made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Confidentiality Agreement.

On December 17, 2012, the Company and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible transaction with or involving the Company. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information concerning the Company. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Tender and Support Agreement.

The summary of the Tender and Support Agreement, dated as of January 22, 2013, by and between Parent, the Purchaser and each of the Company’s directors and officers and a certain other stockholder of the Company (the “Tender and Support Agreement”) contained in Section 13 — “The Transaction Documents — The Tender and Support Agreement” of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

In considering the recommendation of the Company Board as set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement, that may present them with certain conflicts of interest. The Company Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below under the heading “Background and Reasons for the Company Board’s Recommendation.”

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its amended and restated certificate of incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its amended and restated bylaws (the “Bylaws”) provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company also has entered into indemnification agreements with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Parent has agreed to indemnify and hold harmless for a period of six years from the Effective Time all past and present directors, officers and employees (the “Covered Persons”) of the Company to the same extent that such individuals are entitled to indemnification pursuant to applicable law, the Charter, the Bylaws and any indemnification agreements between the Company and any Covered Person in existence on the date of the Merger Agreement, including with respect to the advance of related expenses; provided, however, that any Covered Person to whom expenses are advanced must undertake to repay such advanced expenses within five business days if it is ultimately determined that such Covered Person is not entitled to indemnification. Parent has also agreed to cause, for a period of six years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of the Covered Persons than are contained in the Charter and Bylaws as of the date of the Merger Agreement, and to cause the indemnification agreements between the Company and any Covered Person in existence on the date of the Merger Agreement to continue in accordance with their terms following the Effective Time.

The Merger Agreement further provides that, for six years from and after the Effective Time, Parent shall cause the Surviving Corporation to maintain for the benefit of the Company’s directors and officers as of the date of the Merger Agreement and as of the Effective Time, a directors’ and officers’ liability insurance policy that provides coverage for claims arising from facts or events that occurred on or before the Effective Time that is substantially equivalent to and is not less favorable in the aggregate than the Company’s existing policy (or if substantially equivalent coverage is unavailable, the best available coverage). The foregoing shall be deemed to have been satisfied if prepaid policies with coverage for an aggregate period of six years with respect to claims arising on or before the Effective Time have been obtained prior to the Effective Time and Parent causes the Surviving Corporation to maintain such policies for their full terms. However, in no event will the Surviving Corporation be required to pay an annual premium amount in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement by the Company for such insurance.

Consideration for Shares Tendered Pursuant to the Offer.

If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of January 29, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate, 3,315,722 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options or settlement of restricted stock units held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers (and their affiliated trusts) would receive an aggregate of $82,893,050 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options and restricted stock units held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Restricted Stock Units.”

The following table sets forth, as of January 29, 2013, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Shares	Consideration Payable in Respect of Shares
Timothy S. Nelson	38,740	$968,500
Thomas A. Armer(1)	222,676	$5,566,900
Christopher Y. Chai	13,899	$347,475
Charlene A. Friedman	4,229	$105,725
Anastasios E. Gianakakos	17,450	$436,250
Donald J. Kellerman, Pharm.D.	4,908	$122,700
Scott Borland (2)	12,294	$307,350
Matthew V. McPherron (3)	2,999,526	$74,988,150
W.J. O’Shea	—	—
Gerri A. Henwood	—	—
Bernard J. Kelley	—	—
Scott R. Ward	2,000	$50,000
H. Ward Wolff	—	—

(1)	Represents 132,282 shares of Common Stock held by Dr. Armer, 90,394 held in trusts to which Dr. Armer and his spouse are trustees.
(2)	Common Stock held by Mr. Borland includes 1,586 shares of common stock held by his spouse, an employee of the Company.
(3)	Represents Shares held by Brookside Capital Partners Fund, L.P. Mr. McPherron is a managing director of Brookside Capital, LLC, an affiliate of Brookside Capital Partners Fund, L.P., and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Effect of the Merger on Stock Options and Restricted Stock Units.

Pursuant to the Merger Agreement, each outstanding option to acquire Shares granted under the Company’s 2004 Long-Term Incentive Plan, Amended and Restated 2005 Equity Incentive Plan, the 2007 Equity Award Plan and any other plan, agreement or arrangement (each, a “Company Option Plan”) that is then unexpired and unexercised, without regard to the extent then vested or exercisable, will be cancelled immediately prior to the Effective Time in exchange for an amount in cash equal to the product of the excess, if any, of the Consideration over the per share exercise price of such stock option, multiplied by the number of Shares subject to such stock option, subject to withholding of applicable taxes; provided, however, that holders of stock options granted under the Company’s 2004 Long-Term Incentive Plan must deliver a duly executed option termination agreement with respect to such stock options in order to receive such payment. If the per share exercise price of any stock option is equal to or greater than the Consideration, the stock option will be cancelled and no cash payment will be made to its holder. Each outstanding restricted stock unit awarded pursuant to any Company Option Plan, whether vested or unvested, will be cancelled immediately prior to the Effective Time in exchange for an amount in cash equal to the product of the per share Consideration multiplied by the number of Shares into which the restricted stock unit would otherwise be convertible, subject to withholding of applicable taxes. All outstanding and unexercised stock options and restricted stock units held by the directors and executive officers of the Company as of January 29, 2013 are expected to be cancelled and converted in accordance with the foregoing.

The following table sets forth, as of January 29, 2013, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding stock options and restricted stock units at the Effective Time, pursuant to the Merger Agreement.

Name	Consideration Payable in Respect of Stock Options	Consideration Payable in Respect of Restricted Stock Units	Total
Timothy S. Nelson	$23,649,013	$703,125	$24,352,138
Thomas A. Armer	$4,032,722	$318,750	$4,351,472
Christopher Y. Chai	$4,578,080	$318,750	$4,896,830
Charlene A. Friedman	$3,126,022	$318,750	$3,444,772
Anastasios E. Gianakakos	$2,493,700	$318,750	$2,812,450
Donald J. Kellerman, Pharm.D.	$2,484,995	$318,750	$2,803,745
Scott Borland(1)	$2,192,796	$404,375	$2,597,171
Matthew V. McPherron	$533,525	$—	$533,525
W.J. O’Shea	$224,200	$—	$224,200
Gerri A. Henwood	$369,875	$—	$369,875
Bernard J. Kelley	$848,951	$—	$848,951
Scott R. Ward	$918,050	$—	$918,050
H. Ward Wolff	$805,250	$—	$805,250

(1)	Stock options held by Mr. Borland include 21,160 stock options held by his spouse and restricted stock units held by Mr. Borland include 1,050 restricted stock units held by his spouse.

Change in Control Payments.

Timothy S. Nelson. On March 19, 2009, the Company entered into an agreement with Mr. Nelson providing for severance benefits which Mr. Nelson shall be entitled to receive in the event of a termination of his employment with the Company under certain circumstances. In the event Mr. Nelson is terminated by the Company during the term of the agreement without cause (as defined in the agreement), or he resigns under certain specified conditions, each as described in the agreement, and he is not otherwise entitled to a payment under the change in control agreement described below, the Company will be required to pay Mr. Nelson an amount equal to twelve months of his base salary as in effect at the time of termination and an amount equal to the target annual performance-based cash bonus otherwise payable pursuant to the Company’s cash incentive bonus plan for the year in which the termination occurs, and to provide twelve months accelerated vesting of any unvested stock awards granted to Mr. Nelson. In addition, the Company would be required to pay Mr. Nelson’s monthly COBRA premiums for continued health coverage for himself and his eligible dependents for a period of one year following his termination.

Thomas A. Armer, Ph.D. On April 14, 2008, the Company entered into an employment agreement with Dr. Armer that sets forth the terms and conditions of Dr. Armer’s employment and has an initial term through July 31, 2009 with automatic one year extensions following the initial term unless either party provides prior notice of non-extension. In the event Dr. Armer is terminated by the Company during the term of the agreement without cause (as defined in the employment agreement), or he resigns under certain specified conditions, each as described in the employment agreement, the Company will be required to pay Dr. Armer an amount equal to the greater of one year of his base salary at the time of termination or twelve times the average monthly salary received during the twelve months preceding the termination date, plus any incentive compensation amounts that would otherwise become payable under any of the Company’s incentive compensation plans in effect at the time of termination. In addition, the Company would be required to pay Dr. Armer’s monthly COBRA premiums for continued health coverage for himself and his eligible dependents for a period of one year following his termination.

Change in Control Agreements. The Company has entered into change in control agreements with each of its executive officers. Each of the change in control agreements contains a “double trigger” provision that, in the event a named executive officer is terminated by the Company without cause or resigns for good reason within twelve months following a change in control of the Company (each, a “Qualifying Termination”), the named executive officer is entitled, subject to the Company’s receipt of an effective waiver and release of claims executed by the named executive officer, to the following payments and benefits:

•	an amount equal to twelve months of the named executive officer’s base salary in effect at the time of termination;

•	an amount equal to the target annual performance-based cash bonus otherwise payable pursuant to the Company’s cash incentive bonus plan for the year in which termination occurred;

•	all stock awards granted to the named executive officer will immediately vest; and

•	COBRA premiums for 12 months, unless the named executive officer becomes covered under another group health plan earlier.

A “change in control” will generally be triggered under the change in control agreements upon:

•	the acquisition by a person or entity of 50% or more of either the Company’s then outstanding shares or the combined voting power of the Company’s then outstanding securities;

•	a change in the composition of the majority of the Company Board without the approval of the existing Company Board;

•	a merger of the Company (other than a merger following which the Company’s securities represent at least 50% of the combined voting power of the securities of the surviving entity); or

•	the approval of the Company’s stockholders of a plan of complete liquidation or dissolution of the Company or if there is a sale by the Company of all or substantially all of the Company’s assets.

The Company will generally have “cause” under the change in control agreements to terminate an executive upon:

•	the executive’s failure to follow the reasonable instructions of his or her superiors;

•	any intentional or grossly negligent act or omission by the executive that is reasonably likely to injure the Company;

•	the executive’s violation of any federal, state or local law applicable to the Company;

•	the executive’s plea of guilty or nolo contendere to, or conviction of, a felony or of a misdemeanor involving moral turpitude; or

•	the executive’s failure to comply in any material respect with the policies and procedures of the Company.

Under the change in control agreements, “good reason” includes the executive’s voluntary termination following:

•

assignment to the executive of any duties or responsibilities that results in any diminution or any adverse change of the executive’s position, status, circumstances of employment or scope of responsibilities; removal of duties customarily assigned to a person with the executive’s title or a substantial adverse alteration in the nature or status of such duties, provided that such a change will not be deemed to have occurred simply by virtue of a change in control, the fact that the Company becomes a subsidiary of another entity or the Company’s status changing from publicly-traded to privately-held;

•	a reduction in the executive’s base salary, except to the extent the annual base salary of all the other executives of the Company are similarly reduced;

•	the Company’s failure to continue to provide certain compensation and benefits; or

•

a requirement that the executive’s principal place of employment be located greater than 25 miles from where the executive’s principal place of employment was located immediately prior to the change in control.

The following table sets forth quantitative estimates of the benefits that would have accrued to each of the Company’s executive officers if his or her employment had been terminated by the Company without cause or for good reason following a change in control on January 29, 2013, assuming that such termination occurred within the period beginning on the effective date of a change in control and ending on the last day of the twelfth calendar month following the effective date of a change in control. Additionally, Mr. Nelson’s severance agreement and Dr. Armer’s employment agreement provide for severance payments in the event either is terminated by the Company without cause or resigns under certain specified conditions, as described in the severance agreement and the employment agreement, respectively. An estimate of such benefits is also set forth below. Amounts below reflect potential payments based on the price per share to be paid by Parent in the Offer of $25.00 per share, and the number of unvested options held as of January 29, 2013.

Name	Salary Continuation ($)(1)	Bonus Payment ($)(2)	Value of Accelerated Equity Awards ($)(3)	Value of COBRA Premiums ($)(4)	Total ($)
Timothy S. Nelson(5)	$660,500	$396,300	$2,800,607	$26,723	$3,884,130
Christopher Y. Chai	$391,600	$156,640	$860,469	$26,723	$1,435,432
Thomas A. Armer(6)	$404,300	$161,720	$848,540	$0	$1,414,560
Charlene A. Friedman	$382,500	$153,000	$860,469	$18,633	$1,414,602
Anastasios E. Gianakakos	$355,000	$142,000	$844,234	$26,723	$1,367,957
Donald J. Kellerman	$377,500	$151,000	$848,282	$26,723	$1,403,505
Scott Borland	$335,000	$134,000	$916,121	$25,368	$1,410,489

(1)	Salary is based on a maximum of 100% of 2013 base salary.
(2)	Bonus payment is based on 100% of target bonus.
(3)	Calculated as the intrinsic value per option, multiplied by the number of options that become immediately vested upon a change in control. The intrinsic value per option is calculated as the excess of the price per share to be paid by Parent in the Offer of $25.00 per share over the exercise price of the option.
(4)	COBRA premiums are paid for one year.
(5)	Pursuant to the terms of his severance agreement, had Mr. Nelson been terminated by the Company without cause or had he resigned under certain specified conditions on January 29, 2013 other than following a change in control, he would have been entitled to receive a salary continuation payment of $660,500, a bonus payment of $396,300, twelve months accelerated vesting of unvested stock options and restricted stock units, with a value of $1,022,935, and $234,375, respectively, based on a price per share to be paid by Parent in the Offer of $25.00 per share, and continued health insurance coverage for a period of one year, having a value of $26,723.
(6)	Pursuant to the terms of his severance agreement, had Dr. Armer been terminated by the Company without cause or had he resigned under certain specified conditions on January 29, 2013 other than following a change in control, he would have been entitled to receive a salary continuation payment of $404,300.

If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under each change of control agreement, as Purchaser will have acquired more than 50% of the combined voting power of the securities of the Company, and a Qualifying Termination of employment within twelve months thereafter will give rise to such benefits and benefits available under the employment agreements with Mr. Nelson and Dr. Armer.

Copies of the severance agreement with Mr. Nelson, the employment agreement with Dr. Armer and the form of change of control agreement with the Company’s executive officers has been included as Exhibits (e)(3) through (e)(9) to this Schedule 14D-9 and are incorporated herein by reference.

Employment Agreements Following the Merger.

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. As part of its retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time.

Continuing Employees.

The Merger Agreement provides that Parent shall cause to be recognized, for all purposes of vesting, eligibility and level of benefits (with limited exceptions) under any employee benefit plan maintained by Parent or its subsidiaries, all prior service of any employee of the Company or any of its subsidiaries who may be eligible to participate in such plans after the closing date of the Merger (the “Closing Date”), other than with respect to eligibility to receive the employer contribution (other than any employer matching contributions) into the defined contribution retirement plan or tuition reimbursement sponsored by Parent, and Parent shall cause all pre-existing condition exclusions and actively-at-work requirements (except for life, disability and accidental death and dismemberment insurances) under such benefit plans providing medical, dental, pharmaceutical or vision benefits to be waived as to such employees and their covered dependents, and Parent will cause any eligible expenses incurred by any such employee and his or her covered dependents prior to such employee’s participation in the corresponding Parent benefit plan to be taken into account under such Parent benefit plan for purposes of satisfying all deductible and maximum out-of-pocket requirements for the applicable plan year, in each case as permitted by the terms and conditions of the Parent benefit plans. In addition, the Company and the Parent have agreed to cause all individual employment, severance and change in control agreements between the Company and any of its employees, including bonuses and/or incentive compensation, in existence on the date of the Merger Agreement to be honored from and after the time Purchaser first accepts for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), unless such agreements are superseded by agreements with Parent.

The Merger Agreement also provides that from and after the Closing Date, and subject to the terms and conditions of the Merger Agreement, Parent will provide to each employee of the Company who remains employed by Parent following the Closing Date compensation and benefits (other than equity-based compensation) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent, pursuant to compensation and benefits plans sponsored by Parent or its affiliates.

Representation on the Company Board.

The Merger Agreement provides that, at and after the Acceptance Time, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, to the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected or designated pursuant to this provision) multiplied by (ii) the percentage that (a) the aggregate number of Shares beneficially owned by Parent, Purchaser or any other subsidiary of Parent or Purchaser bears to (b) the total number of Shares then outstanding. After the Acceptance Time, if requested by Parent, the Company will also cause persons elected or designated by Parent to constitute the same percentage, rounded up to the next whole number, as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries, and (iii) each committee (or similar body) of each such subsidiary board, in each case only to the extent permitted by applicable law or NASDAQ rules. The Company has agreed, upon Parent’s request, to take all action necessary or desirable to effect any such election or appointment, including promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board or promptly securing the resignations of such number of its current directors.

The Merger Agreement further provides that in the event that Parent’s designees are elected or appointed to, and constitute a majority of, the Company Board, until the Effective Time, the Company Board will have at least three directors, each of whom was a director on the date of the Merger Agreement, is an “independent director” pursuant to applicable stock exchange rules, and is eligible to serve on the audit committee of the Company Board, and at least one of whom shall be an “audit committee financial expert” as defined in Regulation S-K promulgated by the SEC under the Exchange Act (collectively, the “Continuing Directors”). If Parent’s designees to the Company Board constitute at least a majority thereof after the Acceptance Time and prior to the Effective Time, each of the following actions may be effected only if, in addition to any approvals of the Company Board or the Company stockholders as may be required by applicable law or the Charter or Bylaws, such action is approved by a majority of the Continuing Directors (or by the majority of the entire Company Board, if there be no Continuing Directors due to such persons’ deaths, disabilities or resignations): (i) any amendment or termination of the Merger Agreement by the Company, (ii) any exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, (iii) except as otherwise contemplated by the Merger Agreement, any amendment to the Charter or the Bylaws, or (iv) any other action of the Company Board under or in connection with the Merger Agreement if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect in any material respect the holders of Shares (other than Parent or the Purchaser).

Director Compensation.

Directors who also are employees of the Company do not receive any fees for their service as a director. Since October 2007, following the Company’s initial public offering, the Company has paid compensation to the Company’s non-employee directors as follows.

Under the Company’s non-employee director policy amended in July 2011, each non-employee director receives an annual cash retainer of $35,000 per year, and the chair of the Company Board receives an additional cash retainer of $15,000 per year. The chair of the Company’s audit committee also receives an additional annual cash retainer of $15,000 per year and other non-employee directors each receive an additional annual cash retainer of $8,000 per year for serving as members of the Company’s audit committee. The chair of the Company’s compensation committee receives an additional annual cash retainer of $10,000 per year and other non-employee directors each receive an additional annual cash retainer of $6,000 per year for serving as members of the Company’s compensation committee. The chair of the Company’s nominating and corporate governance committee receives an additional annual cash retainer of $7,500 per year, and other non-employee directors each receive an additional annual cash retainer of $4,000 per year for serving as members of the Company’s nominating and corporate governance committee.

Under the Company’s non-employee director policy, upon initial election to the Company Board, each non-employee director receives an initial option grant of an option to purchase 20,000 shares of the Company’s Common Stock with an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant. Such initial option grant vests and becomes exercisable as to one quarter of the total number of shares subject to the option on the one year anniversary of the date the director commences service on the Company Board, with the remainder of the option vesting and becoming exercisable as to 1/48th of the total number of shares subject to the option each month thereafter. On the date of each annual meeting of stockholders beginning in 2012, each non-employee director who has served at least six months on the Company Board will also receive an annual grant of an option to purchase 10,000 shares of the Company’s Common Stock with an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant. Such annual option grant vests and becomes exercisable as to 1/12th of the total number of shares subject to the option on each monthly anniversary of the date of grant.

From October 2007 to July 2011, each non-employee director received an annual cash retainer of $25,000 per year. The chair of the Company’s audit committee also received an additional annual cash retainer of $7,500 per year, and other non-employee directors each received an additional annual cash retainer of $4,000 per year for serving as members of the Company’s audit committee. The chair of the Company’s compensation committee received an additional annual cash retainer of $7,500 per year, and other non-employee directors each received an additional annual cash retainer of $4,000 per year for serving as members of the Company’s compensation committee. The chair of the Company’s nominating and corporate governance committee received an additional annual cash retainer of $5,000 per year, and other non-employee directors each received an additional annual cash retainer of $2,500 per year for serving as members of the Company’s nominating and corporate governance committee. Also from October 2007 to July 2011, upon initial election to the Company Board, each non-employee director received an initial option grant of an option to purchase 30,000 shares of the Company’s Common Stock with an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant and vesting terms identical to the current initial option grant described above. On the date of each annual meeting of stockholders beginning in 2008 through July 2011, each non-employee director who had served at least six months on the Company Board also received an annual grant of an option to purchase 7,500 shares of the Company’s Common Stock with an exercise price equal to the fair market value of the Company’s Common Stock on the date of grant and vesting terms identical to the current annual option grant described above.

The Company also reimburses directors for reasonable out-of-pocket travel expenses incurred in connection with attending meetings of the Company Board.

Executive Compensation

The key elements of the Company’s executive compensation program generally include base salary, cash incentive bonuses and equity incentive compensation in the form of stock options and restricted stock units, and on a limited basis, restricted stock, which are awarded through the Company Option Plans. The Company has adopted a change in control agreement for executive officers to provide benefits if such employees are terminated without cause or if they terminate employment for good reason within a specified period of time following a change of control of the Company. See “Change in Control Payments” section above for further details of the change in control agreement for the Company’s executive officers.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on January 22, 2013, the Company Board unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law).

Based on the foregoing, the Company Board hereby recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law).

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation and a joint press release, dated January 22, 2013, issued by the Company and Parent, announcing the Offer and Merger, are included as Exhibit (a)(5) and Exhibit (a)(6) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

The Company Board and management regularly review the Company’s operating and strategic plans, both near-term and long-term, as well as potential product partnerships in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with the Company’s business and financial condition; the regulatory approval process pertaining to LEVADEX®, including risks associated with obtaining such approval in a timely manner, if at all; and possible sources of additional financing, strategic relationships and other strategic options.

During the course of these reviews, the Company Board and the Company’s senior management sought to identify parties with whom the Company could pursue product partnerships involving the development and commercialization of LEVADEX®, and the Company Board discussed generally with the Company’s senior management the possibility of contacting certain parties, including Allergan, that the Board and senior management had determined might have an interest in such a product partnership. A number of these parties were contacted by the Company and over time the Company had discussions regarding potential product partnerships with several of these parties but the discussions did not result in any such product partnership.

During the week of September 14, 2009, a representative of the Company, at the direction of the Company’s senior management, contacted a representative of Allergan and left him a message for the purpose of setting up a call to discuss a possible product partnership involving LEVADEX®.

In a follow-up call to the voicemail left by the Company’s representative on September 14, 2009, a representative of the Company contacted the representative of Allergan to inquire about any possible interest that Allergan might have in LEVADEX® as a possible companion product to Allergan’s BOTOX® chronic migraine product. The Company’s representative subsequently sent the Allergan representative non-confidential information regarding LEVADEX®.

During the last week of September 2009 and throughout October 2009, various representatives of the Company continued to communicate with a representative of Allergan regarding Allergan’s potential interest in LEVADEX®. On October 27, 2009, Allergan and the Company entered into a confidential disclosure agreement obligating each party to keep confidential certain information shared for purposes of exploring a commercial relationship relating to LEVADEX®. On October 30, 2009, representatives of the Company met with representatives of Allergan at Allergan’s headquarters in Irvine, California to present information regarding LEVADEX®, discuss the utility of LEVADEX® and its active ingredient and explore whether Allergan might have an interest in LEVADEX®.

At a meeting on March 23, 2010, representatives of the Company indicated to representatives of Allergan that the Company was willing to consider a licensing relationship with Allergan with respect to LEVADEX®. On March 29, 2010, the Company sent Allergan a term sheet setting forth proposed terms of a licensing arrangement with Allergan.

During the period from April 2010 through October 2010, representatives of Allergan and the Company continued to discuss and negotiate the terms of a licensing arrangement, with the parties discussing different ways to structure such an arrangement and exchanging revised term sheets reflecting the substance of these negotiations.

In November 2010, Allergan and the Company reached agreement on the principal terms of the Allergan Agreements. The parties continued working on the terms of the Allergan Agreements throughout December 2010.

On or about December 6, 2010, Party 1, a possible strategic acquiror with whom the Company had previously had discussions regarding a potential product partnership, contacted a member of the Company’s senior management to inform him of Party 1’s possible interest in pursuing an acquisition of the Company.

On December 17, 2010, Party 1 then contacted Timothy S. Nelson, the President and Chief Executive Officer of the Company, to inform him of Party 1’s interest in acquiring the Company for a price in the range of $19.00 to $21.00 per share in cash. Later that day, the Company Board convened a special telephonic meeting to discuss the proposal the Company had received from Party 1. As part of this discussion, the Company Board discussed the possible benefits of pursuing further discussions with Party 1 and the possible effects such discussions could have on finalizing the Allergan Agreements with Allergan. Subsequent to this discussion, the Company Board authorized senior management to continue further discussions with Party 1. The Company Board also reviewed with senior management the qualifications of two investment banks to act as advisors to the Company in connection with the further evaluation of the Party 1 proposal and authorized senior management to engage one of these investment banks based on its determination that each of these investment banks was internationally recognized as having substantial experience in transactions similar to the Offer and the Merger. Senior management subsequently elected to retain one of such firms, Centerview Partners LLC (“Centerview”), to act as financial advisor to the Company.

On December 19, 2010, Mr. Nelson contacted the Chief Executive Officer of Party 1 to inform him that Party 1’s proposal would be considered at a subsequent meeting of the Company Board.

The Company Board held a special telephonic meeting on December 20, 2010 to receive from senior management an update on the status of discussions with Party 1. As part of these discussions, Centerview reviewed with the Company Board the range of alternatives it could consider for responding to Party 1 and to Allergan. Centerview also summarized for the Company Board certain publicly available information on Party 1 and Allergan and Wall Street analyst price targets for the Company. In addition, Centerview summarized for the Company Board the identity of other potential bidders for the Company, which summary was based upon information learned by senior management of the Company and Centerview during the course of periodic discussions the Company had held with various industry participants on potential product partnerships. As part of this discussion, Centerview discussed with the Company Board the potential to contact two additional potential strategic acquirors with which the Company had previously had discussions regarding potential product partnerships, Party 2 and Party 3, respectively, which were the two additional parties that were judged to be most likely to have any significant interest in acquiring the Company. On or about December 20, 2010, Mr. Nelson contacted David Lawrence, Senior Vice President, Corporate Development of Allergan, to inform him of the fact that the Company had received a non-binding proposal to acquire the Company from another party. On or about the same date, a representative of Centerview contacted Mr. Lawrence and informed him of the existence of a bid from another party.

On December 21, 2010, in response to prior discussions between the Company and Party 1 regarding Party 1’s proposed bid price, Party 1 informed members of the Company’s senior management that Party 1 would be willing to pay $21.00 per share in cash to acquire the Company, but that Party 1 would have difficulty finding additional value in the Company to justify a higher price per share.

On December 22, 2010, members of the Company’s senior management and representatives of Centerview contacted Party 2 and Party 3, who had previously explored the possibility of a potential product partnership involving LEVADEX®, to determine whether either of them would have an interest in acquiring the Company. Neither Party 2 nor Party 3 subsequently submitted a proposal to acquire the Company, each citing the difficulty it would have in reaching a valuation that would likely be acceptable to the Company. Also on or about December 22, 2010, Mr. Lawrence contacted Mr. Nelson and informed him that Allergan might consider an acquisition of the Company.

On December 23, 2010, the Company Board held a special telephonic meeting at which the Board authorized Mr. Nelson to discuss further with Allergan whether it would be willing to delay further discussions pertaining to the Allergan Agreements in order to consider submitting a proposal to acquire the Company. Following the meeting, Mr. Nelson and a representative of Centerview contacted Mr. Lawrence by telephone. During that call, Messrs. Nelson and Lawrence agreed that the Company and Allergan would continue negotiating the Allergan Agreements and that, in light of the third party initiation of an acquisition bid for the

Company, which would likely result in a termination of any further collaboration between the Company and Allergan if consummated, Allergan would also continue with its evaluation of a possible acquisition of the Company.

On December 30, 2010, the Company Board held a special telephonic meeting at which members of Centerview updated the Company Board on the status of discussions with various potential bidders to acquire the Company.

On January 3, 2011, representatives of Goldman Sachs, on behalf of Allergan, contacted representatives of Centerview in order to discuss matters relating to the general process established with respect to the potential acquisition of the Company, including timelines relating to completion of due diligence. The representatives of Goldman Sachs conveyed to representatives of Centerview Allergan’s preliminary non-binding indication of interest to acquire the Company’s outstanding shares at a range of $19.00-$20.00 per share and indicated that this range might marginally increase after Allergan undertook diligence. The representatives of Centerview and Goldman Sachs discussed this possible price range and next steps in the process, including access to due diligence materials. The Centerview representatives stated that the process was moving quickly and that due diligence being conducted by another potential bidder was expected to be completed in the next two weeks.

On January 4, 2011, representatives of Allergan communicated to representatives of Centerview that Allergan might be able to pay up to $21.50 per share. The Centerview representatives responded that such a price was not at a sufficiently adequate level to continue conversations regarding a possible acquisition of the Company.

On January 7, 2011, Mr. Lawrence contacted Mr. Nelson and representatives of Centerview and informed them, on a non-binding basis, that Allergan was willing to propose a price of $25.00 per share, which represented the absolute highest price that Allergan was willing to pay and was subject to completion of satisfactory due diligence.

On January 8, 2011, the Company Board convened a special telephonic meeting to discuss the status of discussions with Party 1 and with Allergan. At this meeting, the Company Board was informed of the fact that Party 2 and Party 3 had each declined to submit a bid to acquire the Company.

On January 9, 2011, a representative of Centerview delivered a draft merger agreement to Mr. Lawrence.

On January 10, 2011, Allergan and the Company entered into a confidentiality agreement regarding the proposed acquisition, which confidentiality agreement contained a customary standstill provision that would generally prohibit Allergan from seeking to acquire the Company in a non-negotiated transaction through January 9, 2012. Also on this day, the Company provided representatives of Allergan and Gibson Dunn with access to an electronic data room with respect to the Company. Representatives of Allergan and its outside legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), proceeded to conduct a review of due diligence materials in the electronic data room and discussed diligence items with representatives of Centerview and the Company. Also on this day, Party 1 confirmed to representatives of Centerview that Party 1 would not be willing to increase its proposed purchase price of $21.00 per share.

On January 12, 2011, Gibson Dunn sent a revised draft of the merger agreement to Latham & Watkins LLP (“Latham”), the Company’s outside counsel. Over the next several days, Gibson Dunn negotiated the merger agreement with Latham.

On January 15, 2011, the Company Board convened a special telephonic meeting at which representatives of Centerview provided the Company Board an update on the status of discussions with Allergan and then discussed various valuation-related analyses pertaining to the Company. Latham also reviewed with the Company Board its fiduciary duties in considering a possible sale to Allergan, the structure of the proposed transaction and certain terms of the merger agreement, including terms related to the Company Board’s ability to consider superior proposals in the event that the Company entered into a merger agreement with Allergan. Also on this day, Gibson Dunn sent a revised draft of the merger agreement and a draft of the tender and support agreement to Latham.

On January 16, 2011, Latham sent a revised draft of the tender and support agreement to Gibson Dunn.

On January 17, 2011, Latham sent a revised draft of the merger agreement to Gibson Dunn.

Also on January 17, 2011, Gibson Dunn sent a revised draft of the tender and support agreement to Latham.

On January 18, 2011, Mr. Lawrence contacted Mr. Nelson and a representative of Centerview and advised them that as a result of further diligence and based on consideration of the risks associated with LEVADEX® at that time, Allergan was withdrawing its $25.00 per share non-binding proposal. Mr. Nelson then updated the Company Board on the substance of his conversation with Mr. Lawrence, after which the Company Board authorized members of the Company’s senior management to reinitiate negotiations with Allergan on the Allergan Agreements.

On January 19, 2011, Mr. Nelson then informed Mr. Lawrence that in light of the withdrawal of Allergan’s acquisition proposal, the Company wished to proceed with finalizing and executing the Allergan Agreements.

On January 21, 2011, Mr. Lawrence advised Mr. Nelson that Allergan would be working toward finalizing the Allergan Agreements. Over the next week, Allergan and the Company continued to finalize the Allergan Agreements. On January 28, 2011, Allergan and the Company entered into the Allergan Agreements.

On May 5, 2011, Messrs. Pyott and Nelson met at Allergan’s headquarters in Irvine, California in connection with matters relating to the Allergan Agreements. Mr. Pyott informed Mr. Nelson that Allergan was looking at the PCP field of use to market LEVADEX® but that the timing of such an evaluation was uncertain.

On July 1, 2011, Allergan proposed economic terms to expand the scope of the Allergan Agreements to include PCP. On or about July 8, 2011, Mr. Nelson contacted Mr. Pyott and advised that Allergan’s PCP proposal was unacceptable. On or about July 10, 2011, Mr. Pyott further discussed with Mr. Nelson the PCP field of use.

On July 21, 2011, the Company Board held a regularly scheduled meeting at which Mr. Nelson updated the Company Board on his discussions with Mr. Pyott regarding a product partnership in the PCP field of use. At this meeting, the Company Board confirmed that the Allergan PCP proposal was unacceptable.

On or about July 26, 2011, Mr. Nelson met with Mr. Lawrence to explore whether Allergan might be interested in pursuing some other form of strategic transaction.

On August 26, 2011, Mr. Pyott contacted Mr. Nelson and informed him that Allergan desired to make a proposal to acquire the Company and would convey that proposal shortly.

On August 29, 2011, Mr. Lawrence sent a letter signed by Mr. Pyott to Mr. Nelson proposing an acquisition of the Company by Allergan at a non-binding price of $21.00 per share in cash.

Also on this day, the Company Board convened a special telephonic meeting at which Mr. Nelson updated the Company Board on his receipt of the non-binding proposal from Allergan. Mr. Nelson also reviewed for the Company Board the status of the collaboration between Allergan and the Company pursuant to the Allergan Agreements as well as the Company’s efforts to obtain a strategic partner to market and sell LEVADEX® in the PCP field of use. The Company Board authorized Mr. Nelson to continue further discussions with Allergan pertaining to a possible acquisition of the Company.

On September 2, 2011, Mr. Pyott and Mr. Nelson spoke via telephone. Mr. Nelson informed Mr. Pyott that he would be speaking with the Company Board about the August 29, 2011 letter proposal. Mr. Pyott and Mr. Nelson agreed to schedule another call for September 6, 2011.

On September 6, 2011, Mr. Pyott and Mr. Nelson spoke via telephone. Mr. Nelson asked whether Allergan would be willing to increase the price to the $25.00 per share price that the parties had discussed in early 2011. Mr. Pyott informed Mr. Nelson that based on the current circumstances, Allergan would not increase the price to $25.00 per share.

On September 9, 2011, the Company Board held a special telephonic meeting at which an update was provided on the status of discussions with Allergan. Later in the day, Mr. Pyott and Mr. Nelson spoke via telephone. After extensive discussion, Mr. Pyott agreed to increase Allergan’s non-binding proposal to $22.50 per share, subject to completion of satisfactory due diligence.

On September 12, 2011, the Company Board convened a special telephonic meeting. At this meeting, representatives of Centerview provided the Company Board with an update on discussions with Allergan and then discussed with the Company Board various valuation-related analyses pertaining to the Company. Latham then reviewed with the Company Board its fiduciary duties in considering a possible sale to Allergan, certain terms of the merger agreement, including terms related to the Company Board’s ability to consider superior proposals in the event that the Company entered into a merger agreement with Allergan, and the negotiation process with Allergan generally.

On September 13, 2011, Mr. Pyott and Mr. Nelson spoke via telephone regarding whether Allergan would be able to move forward with due diligence based on current price discussions. During this call, Mr. Pyott informed Mr. Nelson that if Allergan were permitted to conduct due diligence, Allergan would consider whether it could find more value to support a potentially higher offer price.

On September 14, 2011, Mr. Lawrence spoke with Mr. Nelson via telephone. Mr. Nelson expressed discomfort with providing Allergan with access to due diligence materials without an understanding between the parties on price. On the same day, Mr. Pyott and Mr. Nelson spoke via telephone. Mr. Nelson expressed a desire for a bid of at least $24.00 per share. Mr. Pyott stated that Allergan would consider whether it could find more value to support a potentially higher offer price if Allergan were permitted to conduct due diligence.

On September 14, 2011, Gibson Dunn contacted Latham to discuss re-engaging in discussions relating to the merger agreement and due diligence matters.

On or about September 14, 2011, representatives of Allergan and Gibson Dunn were provided access to the electronic data room and thereafter conducted due diligence reviews.

On September 15, 2011, Gibson Dunn sent to Latham a revised draft of the merger agreement, which was revised from the January 17, 2011 draft.

On September 16, 2011, Latham provided to Gibson Dunn a revised draft of the tender and support agreement, which was revised from the January 17, 2011 draft.

On September 18, 2011, Latham sent a revised draft of the merger agreement to Gibson Dunn.

On September 19, 2011, Mr. Lawrence spoke with Mr. Nelson via telephone and informed him that Allergan needed to conduct further due diligence in order to be able to determine whether Allergan was willing to increase its previously communicated price. Mr. Lawrence said he would call Mr. Nelson the next day after Mr. Lawrence had conducted further analysis relating to the proposed acquisition.

On September 20, 2011, Mr. Pyott spoke with Mr. Nelson via telephone. Mr. Pyott reiterated that Allergan was willing to pay $22.50 per share on a non-binding basis, indicating that Allergan would not increase the price due to FDA approval risks related to LEVADEX® that Allergan determined existed at that time.

On September 22, 2011, the Company Board convened a special telephonic meeting to discuss the status of the Company’s discussions with Allergan. Following discussion with members of the Company’s senior management and the members of the Company Board, Mr. Nelson stated that, taking into account the views expressed by the Company Board, the Company would not engage further with Allergan at that time.

On October 7, 2011, Mr. Pyott spoke with Mr. Nelson via telephone. Mr. Nelson asked whether Allergan was willing to increase its proposal above $22.50 per share. Mr. Pyott informed Mr. Nelson that Allergan was not prepared to increase the price above $22.50 per share. Mr. Nelson said he would again discuss the $22.50 price with the Company Board and contact Mr. Pyott to inform him of the Company’s response. Following this discussion, the Company Board convened a special telephonic meeting. During this meeting, the Company Board discussed with members of the Company’s senior management as well as representatives of Centerview and Latham Mr. Nelson’s recent discussions with Mr. Pyott. Following this discussion, Mr. Nelson stated to the Company Board that, taking into account the views expressed by the Company Board, he would seek to reengage in discussions with Allergan on a potential acquisition of the Company by Allergan.

On October 8, 2011, Mr. Nelson called Mr. Pyott to inform him that the Company would be willing to consider an acquisition of the Company by Allergan at a $22.50 per share price.

On October 10, 2011, the Company Board convened a special telephonic meeting to receive an update from Mr. Nelson on his discussions with Mr. Pyott.

On October 13, 2011, Mr. Pyott and Mr. Nelson spoke via telephone. Mr. Pyott advised Mr. Nelson that Allergan was not prepared to proceed with an acquisition of the Company.

On October 15, 2012, the Company re-submitted its LEVADEX® NDA.

On October 22, 2012 and again on October 23, 2012, the Company Board held a regular meeting at which members of senior management provided the Company Board with an update on the Company’s business, including its financial performance and an update on activities relating to LEVADEX®. In addition, Centerview reviewed with the Company Board the potential for strategic interest in the Company by third parties, which review was based upon information learned by senior management of the Company and Centerview during the course of periodic discussions the Company had held with various industry participants.

On October 30, 2012, Mr. Pyott sent a letter, dated October 29, 2012, to Mr. Nelson proposing an acquisition of the Company at a non-binding price of $22.50 per share.

On November 2, 2012, the Company Board convened a special telephonic meeting. At this meeting, the Company Board discussed the recent letter from Allergan. It was the view of the Company Board as well as members of senior management that any further engagement with Allergan regarding a possible acquisition of the Company would need to be structured to minimize significant disruption to the Company as a whole so that the Company could continue to focus its attention on the commercial launch of LEVADEX®. In furtherance of this objective, the Company Board established a special committee of the Company Board (the “Special Committee”), consisting of Messrs. Matthew V. McPherron, Nelson, Scott R. Ward, and H. Ward Wolff, to manage and administer any process pertaining to a possible business combination in order to enable members of senior management to focus on the preparation for the commercial launch of LEVADEX®.

On November 5, 2012, the Special Committee convened a telephonic meeting to discuss possible talking points for use by members of the Company’s management in connection with any further discussions with Allergan relating to its recent proposal to acquire the Company. The Special Committee continued this discussion at a further telephonic meeting on November 6, 2012. During these meetings, the Special Committee considered potential price targets at which to counter the Allergan proposal and also considered requiring Allergan to move quickly to update its prior extensive due diligence investigation and to finalize negotiations on the merger agreement. The Special Committee also discussed not responding to the recent proposal made by Allergan until after the Company had received notification from the FDA that its NDA for LEVADEX® had been accepted for filing by the FDA.

On November 8, 2012, the Company Board convened a special telephonic meeting. At this meeting, Latham reviewed for the Company Board its fiduciary duties in considering a possible sale to Allergan as well as the structure of the proposed transaction. Centerview reviewed for the Board the terms of the recent Allergan proposal as well as various valuation-related analyses pertaining to the Company. The Company Board also received a summary from the Special Committee of its recent deliberations regarding whether, and how and when, to respond to the recent Allergan proposal, following which the Company Board instructed Centerview to contact Allergan and deliver a counterproposal at $25.00 per share.

On November 21, 2012, the Company received a letter from the FDA with a notification that the NDA for LEVADEX® had been accepted for filing by the FDA, that the FDA classified the resubmission as complete and that the FDA had set a goal date of April 15, 2013 under the Prescription Drug User Free Act for notifying the Company whether LEVADEX® had been approved for commercialization.

On November 28, 2012, representatives of Centerview contacted Jeffrey Edwards, Executive Vice President, Finance and Business Development of Allergan, to discuss the October 30, 2012 letter, including the proposed acquisition price. The representatives of Centerview, based upon the direction of the Company Board at the November 8 meeting, communicated to Mr. Edwards that the Company was willing to reengage with Allergan on a possible sale process if Allergan was willing to increase its bid to $25.00 per share and to move expeditiously to complete its due diligence investigation and finalize the definitive merger documents. Subsequent to the November 28 call, Mr. Edwards advised a representative of Centerview that Allergan was prepared to proceed with further negotiations and due diligence on a non-binding basis of $25.00 per share.

On December 5, 2012, Mr. Pyott sent a revised letter to Mr. Nelson proposing a non-binding price of $25.00 per share, provided that the Company agreed to negotiate exclusively with Allergan.

On December 6 and 7, 2012, Mr. Edwards and Mr. Lawrence discussed the exclusivity provision in the December 5, 2012 letter with representatives of Centerview. Allergan communicated to representatives of Centerview that it would proceed with negotiating the transaction with the Company without executing the December 5, 2012 letter. On December 7, 2012, a representative of Centerview sent Mr. Lawrence a draft of a confidentiality agreement, which included a standstill provision that would restrict Allergan’s ability to acquire the Company in a non-negotiated transaction. The Company believed that entry into a new confidentiality agreement was necessary because the restrictions on the use and confidentiality of information disclosed under the confidentiality agreement entered into between Allergan and the Company on January 10, 2011 would expire on January 9, 2013 and thus would not provide substantial protections for any information that might be disclosed to Allergan as part of a renewed sale process. The Company Board had also determined that it would be beneficial to attempt to require Allergan to agree to the standstill provision.

On December 8, 2012, Mr. Lawrence sent a revised draft of the confidentiality agreement to the representatives of Centerview, which draft reflected, among other things, the deletion of the standstill provision. Also on this day, the Special Committee convened a telephonic meeting to receive an update on the recent series of discussions with Allergan. During this meeting, Latham summarized for the Special Committee the recent negotiations with Allergan pertaining to the confidentiality agreement.

On December 9, 2012, Latham sent a revised confidentiality agreement to Gibson Dunn, which revised draft included a standstill provision. Gibson Dunn informed Latham that Allergan was unwilling to execute the confidentiality agreement if it included a standstill provision.

During the week of December 10, 2012, Mr. Lawrence discussed with representatives of Centerview the exclusivity provision in the December 5, 2012 letter in conjunction with the standstill provision in the confidentiality agreement. On December 14, 2012, Mr. Lawrence stated that Allergan would be willing to agree to the standstill provision if Allergan were granted exclusivity. He noted that, alternatively, Allergan would be willing to forego exclusivity if the confidentiality agreement did not include a standstill provision.

On December 15, 2012, the Special Committee held a telephonic meeting to discuss the status of recent discussions with Allergan.

On December 17, 2012, following numerous discussions, Allergan and MAP agreed that the Company would not be required to agree to enter into exclusive negotiations with Allergan, in exchange for which Allergan would not be bound by a standstill provision, and the parties entered into a new confidentiality agreement that superseded the January 10, 2011 confidentiality agreement.

On December 18, 2012, the Company provided representatives of Allergan and Gibson Dunn with access to the electronic data room. Representatives of Allergan and Gibson Dunn initiated detailed due diligence reviews. Representatives of Allergan also subsequently began conducting site visits of MAP facilities.

On December 24, 2012, Gibson Dunn sent a revised draft of the merger agreement to Latham. The draft was revised against the draft provided by Latham on September 17, 2011.

On January 2, 2013, Latham sent a revised draft of the merger agreement to Gibson Dunn. Gibson Dunn and Latham negotiated the merger agreement during the next several weeks, which included negotiations regarding intellectual property representations and warranties, and termination fee and intervening event provisions. During this period, Gibson Dunn and Latham also discussed and negotiated the tender and support agreement.

On January 14, 2013, Gibson Dunn sent a revised draft of the tender and support agreement to Latham.

Over the next several days, Gibson Dunn and Latham continued to negotiate, among other items, the termination fee and intervening event provisions of the merger agreement. Late in the evening on January 20, 2013, Allergan and the Company and their respective counsel reached agreement on the terms of the Merger Agreement.

On January 22, 2013, following notification from Allergan that its board of directors had approved the Merger Agreement, the Company Board convened a special telephonic meeting. During the course of the meeting the Company’s management and advisors updated the Company Board on the final negotiations on the Merger Agreement and summarized for the Company Board the key terms of the Merger Agreement, including the conditions to Allergan’s obligation to consummate the Offer and the Merger and the circumstances in which the Company Board could consider a superior proposal to acquire the Company following entry into the merger agreement. At the Company Board’s request, Centerview reviewed with the Company Board Centerview’s financial analysis of the $25.00 per share cash consideration and rendered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated January 22, 2013, to the effect that, as of such date and based on and subject to various assumptions and limitations described in its written opinion, the $25.00 per share cash consideration to be paid to the holders of Shares (other than Allergan, the Purchaser or any of their respective wholly-owned subsidiaries and shares as to which appraisal rights have been perfected under the Delaware General Corporation Law) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. Following this discussion, the MAP Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law). A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth below in the section entitled “Reasons for the Recommendation of the Company Board.”

Following the adjournment of the meeting of the Company Board, Allergan and the Company executed and delivered the Merger Agreement and Allergan, Purchaser, each of the Company’s directors and officers and a certain stockholder of the Company executed the tender and support agreement. Also on this day, Allergan, Purchaser and the Company issued a joint press release announcing the execution of the Merger Agreement following the closing of the trading markets on January 22, 2013.

On January 31, 2013, Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisor and considered and analyzed a wide and complex range of factors. Based on these consultations, considerations and analyses, and the factors and the opinion of Centerview discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company’s stockholders and is fair to and in the best interests of the Company’s stockholders.

The Company Board considered these factors, among others, as supporting its recommendation:

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, the impact of general economic market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price.

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Strategic Alternatives; Risks in Delaying Transaction with Parent. The Company Board considered the possible alternatives to the acquisition of the Company by Parent (including the possibility of continuing to operate the Company as an independent entity and the likelihood that any of the Company’s other potential strategic partners would consider making an offer to acquire the Company), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The Company Board also considered the possibility that Parent would withdraw its proposal to acquire the Company if the Company delayed proceeding with Parent in order to permit other parties the opportunity to conduct a due diligence investigation of, and participate in a sale process for, the Company.

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Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Consideration to the current and historical market prices of the Shares. The Consideration to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Consideration represented a premium of approximately 65% over the average closing price per share of the Shares on the NASDAQ Global Select Market for the three-month period ending on January 18, 2013, and a premium of 60% over the closing price per Share one trading day prior to the execution date of the Merger Agreement.

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Negotiations with Parent. The Company Board considered the course of negotiations between the Company and Parent since January 2011, resulting in an increase in Parent’s proposed purchase price for the Company from an initial indicated range of $19 to $20 per Share to $25 per Share, and the Company Board’s belief based on these negotiations was that this was the highest price per Share that Parent was willing to pay.

•

Merger Agreement; Competing Bidders. The Company Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and the termination fee payable by the Company. The Company Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price. Based on the results of that process, the Company Board believed that the Consideration obtained was the highest that was reasonably attainable.

•

Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration.

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Business Reputation of Parent. The Company Board considered the business reputation and substantial financial resources of Parent and its management, which the Company Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Company Board also considered the impact of the Offer and the Merger on the Company’s employees, business partners and customers.

•

No Financing Condition. The Company Board considered the representation of Parent and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•

Opinion of the Company’s Financial Advisor. The Company Board considered the financial analyses of Centerview and Centerview’s oral opinion to the Company Board, which opinion was confirmed in writing, that, as of January 22, 2013, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the Consideration, taken together, was fair, from a financial point of view, to the holders of Shares. The full text of Centerview’s written opinion, dated as of January 22, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in its opinion is attached hereto as Annex II to this Schedule 14D-9. Stockholders are urged to carefully read the Centerview opinion in its entirety. Centerview’s opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should tender their Shares in the Offer or how any such stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter.

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Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting any Acquisition Proposal or participating in any discussions or negotiations regarding an Acquisition Proposal, the Merger Agreement does permit the Company Board, subject to compliance with certain procedural requirements (including that the Company Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, and after entry into an Acceptable Confidentiality Agreement), (1) to furnish information with respect to the Company and its subsidiaries to a person making such unsolicited Acquisition Proposal and (2) to participate in discussions or negotiations with the person making such unsolicited Acquisition Proposal regarding the Acquisition Proposal, subject to the terms and conditions of the Merger Agreement.

•

Change in Recommendation/Termination Right to Accept Superior Proposals. In the event the Company receives a Superior Proposal, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, after consultation with its outside legal counsel and financial advisors, if the Company Board determines in good faith that the failure to do so would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable laws. In order for the Company Board to withdraw its recommendation in connection with a Superior Proposal, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate one or more, counterproposals to the Superior Proposal. If the Company Board terminates the Merger Agreement in order to accept a Superior Proposal, the Company must concurrently pay Parent a termination fee of $36 million in cash.

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Change in Recommendation for an Intervening Event. If an Intervening Event, as defined in the Merger Agreement, occurs, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, after consultation with its outside legal counsel, if the Company Board determines in good faith that the failure to do so would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable laws. In order for the Company Board to withdraw its recommendation in connection with an Intervening Event, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate adjustments to, the Merger Agreement that would obviate the need for the Company Board to withdraw its recommendation. In the event that the Company Board withdraws or changes its recommendation in connection with an intervening event, Parent may terminate the Merger Agreement, in which case the Company must pay Parent a termination fee of $36 million in cash within two business days after such termination.

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Termination Fee. The Company Board was of the view that the $36 million termination fee payable by the Company to Parent, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer and to complete the Merger under the Merger Agreement.

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Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Consideration in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

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Material Adverse Effect. The Company Board considered the provisions in the Merger Agreement relating to the impact that a material adverse effect on the Company would have on the obligation of Parent and Purchaser to consummate the Offer and the Merger, and particularly that any change, event, development, condition, occurrence, effect or state of facts related to the Company or its business resulting from the negotiation, execution, announcement, pendency or pursuit of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, or failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance (in and of itself) are excluded from the determination of whether a material adverse effect on the Company has occurred that would permit Parent and Purchaser to elect not to consummate the Offer.

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Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser could be required by the Company to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

•

Appraisal Rights. The Company Board considered the fact that the Company stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered these potentially negative factors, among others, in reaching its recommendation:

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No Stockholder Participation in Future Growth or Earnings. The Company Board considered the fact that as a cash transaction, that the Company’s stockholders will be prevented from participating in the Company’s potential future earnings and growth or benefit from any future increase in its value following the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including a positive outcome in the current FDA approval process for LEVADEX®, which could result, if the Company had remained independent, in future prices for the Shares in excess of the Consideration.

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Uncertainty of Transaction Completion; Consequences of Failure to Close. The Company Board considered the fact that while the Company expects that the Transactions will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and that as a result, the transactions contemplated by the Merger Agreement may not be completed. If such transactions are not consummated, (i) the trading price of the Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) the Company may have lost business partners and employees after the announcement of the Merger Agreement and the transactions contemplated thereby, (iv) the Company’s business may be subject to disruption and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

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Restrictions on the Company’s Conduct of Business. The Company Board considered the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to the Effective Time, which require the Company to operate its business in the ordinary course of business, and which subject the operations of the Company’s business to other restrictions which could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and that may have a material and adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

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Impact of Announcement on the Company. The Company Board considered the effect of a public announcement of the transactions on the Company’s operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel while the transactions contemplated by the Merger Agreement are pending.

•

Conflicts of Interest. The Company Board considered the fact that the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Certain Financial Forecasts.

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and the Company is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In October 2012, at the direction of the Company Board as part of its on-going strategic planning process, including without limitation its due diligence process and evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the Company’s management prepared risk-adjusted financial forecasts regarding the Company for the fiscal years from 2013 to 2028 (the “Financial Forecasts”). The Financial Forecasts were developed for use only by the Company Board and Centerview.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, ex-US revenues, development of additional future opportunities, pipeline products, milestone payments and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions that do not reflect any of the effects of the Offer or the Merger, or any other changes or business decisions that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts are forward-looking statements and should not be relied upon as necessarily predictive of actual future results.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its representatives considered or consider the Financial Forecasts to be necessarily predictive of actual future events, and the Financial Forecasts should not be relied upon as such.

The Financial Forecasts are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his, her or its Shares into the Offer, but because the Financial Forecasts were made available by the Company’s management to the Company Board and Centerview in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

Neither the Company nor any of its representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

Prior to the execution of the Merger Agreement, the Company’s management did not provide the Financial Forecasts to Parent or Parent’s financial advisor.

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below.

	Fiscal Year Ending December 31,*
	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Total Net Revenue	$88.7	$90.6	$172.9	$261.6	$290.3	$340.4	$388.9	$428.6	$463.8	$518.4	$591.4	$648.7	$687.0	$717.1	$731.5	$746.1
EBIT (excluding SBC and non-cash items)	$2.0	$(28.4)	$21.4	$83.9	$96.6	$132.1	$178.2	$202.2	$230.2	$276.1	$339.6	$388.9	$421.5	$447.2	$458.7	$466.7
Diluted Shares Post Options Conversion	37.460	37.960	38.460	38.960	39.460	39.960	40.460	40.960	41.460	41.960	42.460	42.960	43.460	43.960	44.460	44.960
Fully-Taxed EPS	$0.03	$(0.49)	$0.36	$1.40	$1.59	$2.15	$2.86	$3.21	$3.61	$4.28	$5.20	$5.88	$6.30	$6.61	$6.71	$6.75

*	Dollar values in $ millions, except per share values

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates made by the Company’s management, including assumptions and estimates noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. The Financial Forecasts generally take into account estimated taxes and existing net operating loss carry forwards.

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. Stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to tender their Shares in the Offer.

Opinion of the Company’s Financial Advisor.

Centerview rendered its opinion to the Company Board that, as of January 22, 2013, and based upon and subject to the various assumptions and limitations set forth therein, the Consideration to be paid to the holders of Shares (other than Shares owned by any subsidiaries of the Company, Shares owned by Parent or Merger Sub or their respective wholly-owned subsidiaries, and any Shares pursuant to which appraisal rights have been perfected pursuant to Section 262 of the DGCL (together, the “Excluded Shares”)) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

The full text of the written opinion of Centerview, dated January 22, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, is attached as Annex II. Centerview provided its opinion for the information and assistance of the Company Board in connection with and for purposes of its consideration of the Offer and the Merger (together, the “Transaction”), and its opinion only addresses the fairness, from a financial point of view, as of the date of such opinion, of the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. Centerview’s opinion does not address any other term or aspect of the Merger Agreement, the Offer or the Merger, and does not constitute a recommendation to any stockholder of the Company as to whether such holder should tender such Shares in connection with the Offer or as to how such holder or any other person should vote with respect to the Merger or otherwise act with respect to the transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement;

•	the Annual Report on Form 10-K of the Company for the year ended December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 8-K and Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain publicly available financial and stock market data;

•	certain other publicly available communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company including financial forecasts, analyses and projections relating to the Company prepared by management of the Company and provided to us by the Company for purposes of our analysis (the “Internal Data”).

In addition, Centerview conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, Centerview reviewed certain publicly available financial and stock market data, including valuation multiples, for the Company and compared them with those of certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by it or publicly available for purposes of its opinion and, with the Company’s consent, relied upon such information as being complete and accurate. For purposes of rendering its opinion, Centerview assumed, at the Company’s direction, that the Internal Data was reasonably prepared on bases reflecting the best currently available judgments and estimates of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of its analyses and the opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions upon which it is based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities

(contingent, derivative, off-balance sheet or otherwise) of the Company, nor was Centerview furnished with any such independent evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on any such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

Centerview’s opinion does not address the Company’s underlying business decision to proceed with or effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies or transactions that may be available to the Company. Centerview’s opinion is limited to and addresses only the fairness from a financial point of view, as of the date of the opinion, of the Consideration to be paid to the holders of Shares (other than the Excluded Shares) pursuant to the Merger Agreement. Centerview was not asked to and did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors, or other constituencies of the Company or any other party; nor as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview, as of the date of the opinion. Centerview does not have any obligation or responsibility to update, revise, or reaffirm the opinion based on circumstances, developments or events occurring after the date of the opinion.

Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares pursuant to the Offer, or as to how any such holder or any other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Centerview’s financial advisory services and the written opinion were provided for the information and assistance of the Company Board in connection with and for purposes of its consideration of the Transaction. Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Centerview deemed to be appropriate for this type of transaction and that were reviewed with the Company Board in connection with rendering Centerview’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Centerview in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Centerview. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 22, 2013, and is not necessarily indicative of current market conditions.

Historic Trading Range.

Centerview reviewed the historical trading prices and volumes for the Shares for the last twelve months (ended January 18, 2013). The low and high daily closing prices of the Shares for such period were $11.25* and $17.25*, respectively. Centerview compared this range to the $25.00 per Share in cash proposed to be received by the holders of Shares (other than the Excluded Shares) in the Offer or the Merger, as applicable, pursuant to the Merger Agreement.

Reference Ranges for the Company Based on:	Per Share Consideration
52-Week Trading Range*
$11.25–$17.25	$25.00

*	Per Share values rounded to the nearest $0.25

Equity Research Analysts’ Price Targets.

Centerview reviewed price targets for the Shares in recently published, publicly available equity research analyst reports by certain Wall Street analysts. Analysts’ price targets ranged from $19.00 to $25.00. Centerview compared this range to the $25.00 per Share in cash proposed to be received by the holders of Shares (other than the Excluded Shares) in the Offer or the Merger, as applicable, pursuant to the Merger Agreement.

Implied Per Share Equity Reference Ranges for the Company Based on:	Per Share Consideration
Equity Research Analysts
$19.00–$25.00	$25.00

The public market trading price targets published by equity research analysts do not necessarily reflect current market prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Public Comparable Company Analysis.

Centerview reviewed and compared certain financial information and multiples relating the Company to corresponding financial information and multiples for the following pharmaceutical and biotechnology companies that Centerview, based on its experience, deemed comparable to the Company:

•	Aegerion Pharmaceuticals, Inc.

•	Amarin Corporation plc

•	Aveo Pharmaceuticals, Inc.

•	Exelixis, Inc.

•	Halozyme Therapeutics, Inc.

•	MannKind Corporation

•	Nektar Therapeutics

•	NPS Pharmaceuticals, Inc.

•	Rigel Pharmaceuticals, Inc.

•	Vivus, Inc.

No company used in this analysis is identical or directly comparable to the Company, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the companies to which the Company was compared. Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of analysis, may be considered similar to certain operational or financial characteristics of the Company.

Centerview calculated and compared the financial multiples and ratios for the selected companies based on information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data), Wall Street research, and closing stock prices for each of such companies on January 18, 2013. With respect to the Company and each of the selected companies, Centerview calculated and analyzed multiples of enterprise value to projected forward revenues for each of 2013-2016. Enterprise value was generally calculated as the market value of common equity (taking into account outstanding options, warrants and other convertible securities) plus the book value of debt less cash subject to certain adjustments. Centerview then applied a range of 3.5x to 9.0x, representing the 25th and 75th percentiles, respectively, of 2014 revenue multiples derived from the selected companies to the Company’s 2014 estimated revenue. This analysis implied a per share price range of $11.25* to $24.75*. Centerview compared this range to the $25.00 per Share in cash proposed to be received by the holders of Shares (other than the Excluded Shares) in the Offer or the Merger, as applicable, pursuant to the Merger Agreement.

Implied Per Share Equity Reference Ranges for the Company Based on:	Per Share Consideration
Public Comparable Companies –Forward 2014 Revenue Multiples*
$11.25–$24.75	$25.00

*	Per Share values rounded to the nearest $0.25

Illustrative Discounted Future Share Price Analysis.

Centerview calculated and compared an illustrative implied present value of the future prices of the Company’s common stock (based on internal estimates and forecasts prepared by Company management). This analysis was designed to provide an indication of the present value of a theoretical future price of the Company’s equity calculated as a multiple of forward earnings. Centerview applied one-year forward price/earnings ratios of 20x-25x to the Company’s estimated 2016 earnings and discounted the derived value using discount rates of 15% to 20% (representing illustrative targeted returns by biotechnology equity investors). This analysis implied a per share price range of $16.25* to $23.00*.

Centerview compared this range to the $25.00 per Share in cash proposed to be received by the holders of Shares (other than the Excluded Shares) in the Offer or the Merger, as applicable, pursuant to the Merger Agreement.

Implied Per Share Equity Reference Ranges for the Company Based on:	Per Share Consideration
Illustrative Present Value of Future Prices*
$16.25–$23.00	$25.00

*	Per Share values rounded to the nearest $0.25

Selected Precedent Transactions Analysis.

Centerview analyzed certain financial stock price information for the following precedent transactions involving pharmaceutical and biotechnology companies that Centerview, based on its experience, deemed comparable to the Company and the Transaction:

Target	Acquiror	Date Announced
YM BioSciences Inc.	Gilead Sciences, Inc.	12/12/12
Taro Pharmaceutical Industries Ltd.	Sun Pharmaceutical Industries Limited	8/13/12
Par Pharmaceutical Companies, Inc.	TPG Capital L.P.	07/16/12
Proximagen Group plc	Upsher-Smith Laboratories, Inc.	06/13/12
Ardea Biosciences, Inc.	AstraZeneca PLC	04/23/12
ISTA Pharmaceuticals, Inc.	Bausch & Lomb Incorporated	03/26/12
Micromet, Inc.	Amgen, Inc.	01/26/12
AB Sanitas	Valeant Pharmaceuticals International, Inc.	05/24/11
Inspire Pharmaceuticals, Inc.	Merck & Co., Inc.	04/05/11
Clinical Data, Inc.	Forest Laboratories, Inc.	02/22/11
ZymoGenetics, Inc.	Bristol-Myers Squibb Company	09/08/10
Movetis NV	Shire plc	08/03/10
Facet Biotech Corporation	Abbott Laboratories	03/09/10
Cougar Biotechnology, Inc.	Johnson & Johnson	05/21/09
CV Therapeutics, Inc.	Gilead Sciences, Inc.	03/12/09
Alpharma Inc.	King Pharmaceuticals, Inc.	11/24/08
Sciele Pharma, Inc.	Shionogi & Co., Ltd.	09/01/08
Acambis plc	Sanofi Pasteur Holding	07/25/08
Lev Pharmaceuticals, Inc.	ViroPharma Incorporated	07/15/08
Speedel Holding Ltd.	Novartis AG	07/10/08
Tercica, Inc.	Ipsen, S.A.	06/04/08

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transaction and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Transaction were compared. Although none of the selected precedent transactions is directly comparable to the Transaction, the selected transactions were chosen because they involve companies with certain characteristics that, for the purposes of this analysis, may be considered similar to certain of the Company’s results, business mix or product profile.

Centerview reviewed, among other things, transaction values in the selected transactions, in each case, calculated as the enterprise value implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of two-year forward revenues. Centerview then applied a range of 3.0x to 5.5x, representing the 25th and 75th percentiles, respectively, of two-year forward revenues derived from the selected transactions to the Company’s 2014 revenue. Centerview also reviewed the implied premiums paid in selected transactions over the target companies’ share price one-day, one-month average, and 52-week high before the date on which the public became aware of the possibility of such transactions. Centerview then applied a range, representing the 25th and 75th percentiles, respectively, of selected one-day (41% to 82%), one-month (44% to 81%) and 52-week high (11% to 45%) premia derived from the selected transactions to the Company’s closing share price of $15.58 per Share on January 18, 2013, the one-month average of $15.64 per Share, and the 52-week high of $17.14. Based on these analyses, the implied per share price range was (i) $10.00* to $16.25* based on two-year forward revenue metric, (ii) $22.00* to $28.25* based on one-day premium paid metrics,

(iii) $22.50* to $28.25* based on 1-month average premium paid metrics and (iv) $19.00* to $24.75* based on 52-week high premium paid metric. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

Centerview compared these ranges to the $25.00 per Share in cash proposed to be received by the holders of Shares (other than the Excluded Shares) in the Offer or the Merger, as applicable, pursuant to the Merger Agreement.

Implied Per Share Equity Reference Ranges for the Company Based on:				Per Share Consideration
Precedent Transaction Analysis*
	Premiums to Share Price:
2-Yr Forward Revenue	1-Day	1-Month Average	52-Week High
$10.00–$16.25	$22.00–$28.25	$22.50–$28.25	$19.00–$24.75	$25.00

*	Per Share values rounded to the nearest $0.25

Sum-of-the-Parts Discounted Cash Flow Analysis.

Centerview performed a sum-of-the-parts analysis of the Company based on a discounted cash flow analysis representing the implied present value of the Company’s unlevered fully-taxed free cash flows from 2013 through 2028 based on the Financial Forecasts, which accounted for: (i) LEVADEX® (taking into account neurology and primary care related indications, as well as royalty opportunities outside of the United States and milestone opportunities), (ii) other pipeline products (MAP0059, MAP0057 and MAP0044), (iii) corporate general and administrative expense and unallocated research and development expense and (iv) impact of net operating losses from 2013 through 2028; plus the present value of an implied terminal value (calculated using a range of perpetuity growth rates from negative 30% to negative 50%), in each case using discount rates as described below. Estimated present values were derived by applying discount rates ranging from 12% to 14% to cash flows related to the Company’s products and by applying a discount rate of 7% to cash benefits from net operating losses. The Company’s 2012 year end cash was then added to the present value of the total cash flows. This analysis implied a per share price range of $21.75* to $26.50*.

Centerview compared this range to the $25.00 per Share in cash proposed to be received by the holders of Shares (other than the Excluded Shares) in the Offer or the Merger, as applicable, pursuant to the Merger Agreement.

Implied Per Share Equity Reference Ranges for the Company Based on:	Per Share Consideration
Sum-of-the-Parts Discounted Cash Flow*
$21.75–$26.50	$25.00

*	Per Share values rounded to the nearest $0.25

Other Considerations

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Centerview believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Centerview’s opinion. In arriving at its fairness determination, Centerview considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

Centerview prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view of the $25.00 per share in cash, without interest, to be paid to the holders of Shares (other than the Excluded Shares) pursuant to the Offer or the Merger, as applicable. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Centerview or any other person assumes responsibility if future results are materially different from those forecast. The foregoing summary does not purport to be a complete description of the analyses performed by Centerview in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Centerview attached as Annex II.

Centerview’s opinion and analysis was only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction and in making its determination to approve the Merger Agreement. The Consideration was determined through arm’s-length negotiations between the Company and Allergan, and was approved by the Company Board. Centerview provided advice to the Company during these negotiations; however, Centerview did not recommend any specific amount of consideration to the Company Board; nor did it advise the Company Board that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

The foregoing summary does not purport to be a complete description of the analyses performed by Centerview in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Centerview attached as Annex II.

In the ordinary course of its business, Centerview or its affiliates may, from time to time make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for its own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, the Company, Allergan and other entities which are or may be involved in the Offer and the Merger. The Company Board approved Centerview as the Company’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Centerview acted as financial advisor to the Company Board in connection with its consideration of the Transaction and other matters pursuant to Centerview’s engagement and acted as financial advisor to the Company Board. Centerview was not engaged to act as an agent or a fiduciary of the Company, any of its affiliates, or its stockholders. Centerview will receive fees of approximately $10.5 million for its services if the Offer is completed. In addition, the Company has agreed to reimburse Centerview’s expenses and to indemnify Centerview against certain liabilities arising out of its engagement. Centerview also may seek to provide investment banking and other financial services to the Company, Parent or their respective affiliates in the future, for which Centerview may receive compensation. In the past two years, Centerview has not provided any investment banking services to Allergan.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors, subsidiaries and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, each of the Company’s directors and officers has entered into the Tender and Support Agreement, pursuant to which he or she has agreed, in his or her capacity as a stockholder of the Company, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of Company stock options, the vesting of Company restricted stock units or otherwise), to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with Purchaser and Parent—Tender and Support Agreement.”

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Consideration, newly issued Shares. A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Centerview as its financial advisor in connection with, among other things, the Offer and the Merger. Pursuant to an engagement letter dated November 26, 2012, the Company will become obligated to pay Centerview a fee upon the closing of the Offer, which the Company currently estimates to be approximately $10.5 million. In addition, the Company has agreed to reimburse Centerview’s expenses (not to exceed $50,000, unless approved in writing by the Company) and to indemnify Centerview and certain related parties against certain liabilities arising out of their engagement.

Additional information pertaining to the retention of Centerview by the Company in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee and non-employee director benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for the following:

•

Each of the Company’s directors and officers, in his or her capacity as a stockholder of the Company, entered into the Tender and Support Agreement, dated January 22, 2013, with Parent and Purchaser, as described under Item 3 above; and

•	See chart of transactions below.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Timothy S. Nelson	January 23, 2013	80,000	$0.64	Shares acquired pursuant to exercise of stock options.

Timothy S. Nelson	January 23, 2013	80,000	$24.76	Sale effected pursuant to a Rule 10b5-1 trading plan.

Thomas A. Armer	January 23, 2013	39,620	$6.3897	Shares acquired pursuant to exercise of stock options.

Thomas A. Armer	January 23, 2013	59,620	$24.76	Sale effected pursuant to a Rule 10b5-1 trading plan.

Anastasios E. Gianakakos	January 23, 2013	30,000	$10.37	Shares acquired pursuant to exercise of stock options.

Anastasios E. Gianakakos	January 23, 2013	30,000	$24.76	Sale effected pursuant to a Rule 10b5-1 trading plan.

Timothy S. Nelson	January 25, 2013	9,375	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Timothy S. Nelson	January 25, 2013	3,652	$24.75	Shares withheld by the Company to cover for payment of taxes.

Thomas A. Armer	January 25, 2013	2,750	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Thomas A. Armer	January 25, 2013	1,034	$24.75	Shares withheld by the Company to cover for payment of taxes.

Anastasios E. Gianakakos	January 25, 2013	2,750	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Anastasios E. Gianakakos	January 25, 2013	1,034	$24.75	Shares withheld by the Company to cover for payment of taxes.

Charlene A. Friedman	January 25, 2013	2,750	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Charlene A. Friedman	January 25, 2013	1,207	$24.75	Shares withheld by the Company to cover for payment of taxes.

Christopher Y. Chai	January 25, 2013	2,750	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Christopher Y. Chai	January 25, 2013	1,207	$24.75	Shares withheld by the Company to cover for payment of taxes.

Donald J. Kellerman	January 25, 2013	2,750	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Donald J. Kellerman	January 25, 2013	1,207	$24.75	Shares withheld by the Company to cover for payment of taxes.

Scott Borland(1)	January 25, 2013	3,000	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Scott Borland(2)	January 25, 2013	1,317	$24.75	Shares withheld by the Company to cover for payment of taxes.

Thomas A. Armer	January 26, 2013	2,250	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction

Thomas A. Armer	January 26, 2013	846	$24.75	Shares withheld by the Company to cover for payment of taxes.

Anastasios E. Gianakakos	January 26, 2013	2,250	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Anastasios E. Gianakakos	January 26, 2013	846	$24.75	Shares withheld by the Company to cover for payment of taxes.

Charlene A. Friedman	January 26, 2013	2,250	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Charlene A. Friedman	January 26, 2013	871	$24.75	Shares withheld by the Company to cover for payment of taxes.

Christopher Y. Chai	January 26, 2013	2,250	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Christopher Y. Chai	January 26, 2013	873	$24.75	Shares withheld by the Company to cover for payment of taxes.

Donald J. Kellerman	January 26, 2013	2,250	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Donald J. Kellerman	January 26, 2013	871	$24.75	Shares withheld by the Company to cover for payment of taxes.

Scott Borland(3)	January 26, 2013	1,900	$24.75	Shares acquired pursuant to release and conversion of RSUs.

Scott Borland(4)	January 26, 2013	764	$24.75	Shares withheld by the Company to cover for payment of taxes.

(1)	Includes 250 shares acquired by Mr. Borland’s spouse.
(2)	Includes 110 shares withheld to cover payment for taxes for Mr. Borland’s spouse.
(3)	Includes 150 shares acquired by Mr. Borland’s spouse.
(4)	Includes 66 shares withheld to cover payment for taxes for Mr. Borland’s spouse.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

In addition, pursuant to Section 5.3 of the Merger Agreement, the Company has agreed not to (i) solicit, initiate, seek or knowingly encourage, induce or facilitate or take any action to solicit, initiate or seek or knowingly encourage, induce or facilitate any inquiry, expression of interest, proposal or offer that constitutes, relates to or could reasonably be expected to lead to an acquisition proposal, (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, or that could reasonably be expected to lead to, any acquisition proposal with any person other than Parent or the Purchaser, (iii) furnish to any person other than Parent or the Purchaser any non-public information in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal or

(iv) enter into any agreement, letter of intent or contract providing for the consummation of any or otherwise relating to any acquisition proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an acquisition proposal, in each case, subject to the rights of the Company to respond to an unsolicited offer in certain circumstances as set forth in the Merger Agreement.

Item 8.	Additional Information.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive appraisal rights for the “fair value” of their Shares as determined by the Delaware Court of Chancery. The value so determined could be more or less than the Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to Section 262, the text of which is set forth in Annex III hereto, and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE CONSIDERATION.

Anti-takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Tender and Support Agreement, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each Named Executive Officer that is based on or otherwise relates to the merger, which is referred to as the “golden parachute” compensation, assuming the following:

•	the price per unit paid by Parent in the Offer is $25.00 per share,

•	the merger closed on January 29, 2013, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the named executive officers were terminated without cause immediately following a change in control on January 29, 2013, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash ($)(1)	Equity($)(2)	Pension/ NQDC($)	Perquisites/ Benefits($)(3)	Tax Reimbursements($)	Other($)	Total($)
Timothy S. Nelson	$1,056,800	$2,800,607	$0	$26,723	$0	$0	$3,884,130
Christopher Y. Chai	$548,240	$860,469	0	$26,723	0	0	$1,435,432
Thomas A. Armer	$566,020	$848,540	0	$0	0	0	$1,414,560
Charlene A. Friedman	$535,500	$860,469	0	$18,633	0	0	$1,414,602
Donald J. Kellerman	$528,500	$848,282	0	$26,723	0	0	$1,403,505

(1)	Amount reported consists of 12 months of base salary plus an amount equal to 100% of the executive’s target bonus. These cash severance amounts are payable pursuant to Change in Control Agreements if the named executive officer is terminated without cause or leaves for good reason within 12 months following the Merger, and in the case of Mr. Nelson and Dr. Armer, if they are terminated without cause or leave for good reason at any time. See “Item 3—Arrangements with Current Executive Officers and Directors of the Company” for more information on these arrangements.
(2)	Amount reported consists of the intrinsic value related to the accelerated vesting of any outstanding options, shares of Restricted Stock or Restricted Stock Units. Such amounts are payable regardless of whether or not the executive’s employment is terminated. See “Item 3—Arrangements with Current Executive Officers and Directors of the Company” for more information on these arrangements.
(3)	Amount reported constitutes expected premiums for COBRA continuation coverage for 12 months for each of the named executive officers. Such benefits are only provided if the named executive officer is terminated without cause or leaves for good reason within 12 months following the Merger, and in the case of Mr. Nelson and Dr. Armer, if they are terminated without cause or leave for good reason at any time. See “Item 3—Arrangements with Current Executive Officers and Directors of the Company” for more information on these arrangements.

Please note that the amounts indicated above are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth above. For more information on these arrangements, see “Item 3—Arrangements with Current Executive Officers and Directors of the Company.”

Litigation

On January 31, 2013, a putative class action lawsuit captioned Corwin v. MAP Pharmaceuticals, Inc. was filed in the Delaware Court of Chancery. The case names as defendants the Company, the Company’s directors, Parent and Purchaser. The case alleges that the Company’s directors breached their fiduciary duty in connection with the Offer and the Merger by agreeing to a transaction at an unfair price with unreasonable deal protections, and, through financial benefits to certain directors and officers that may accrue as a result of the Offer and the Merger. Parent and Purchaser are alleged to have aided and abetted these breaches of fiduciary duty. The case seeks an injunction against the Offer and the Merger, rescission or rescissory damages in the event the Offer and Merger are consummated, an award of fees and costs, including attorneys’ and experts’ fees, and other relief.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or of their respective subsidiaries and affiliates. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (the “Short-Form Threshold”), Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Consideration, an aggregate number of newly issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent or the Purchaser at the time of such exercise, will constitute one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the Top-Up Option shall not be exercisable unless (i) the Minimum Condition is satisfied and (ii) immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, the Purchaser reasonably believes that the Short-Form Threshold will be reached (assuming the issuance of the Top-Up Option Shares) and provided, further, that the Top-Up Option will not, in any event, be exercisable for a number of Shares in excess of the Company’s then total authorized and unissued Shares, excluding any Shares that are reserved or otherwise committed for issuance. Subject to prohibitions under applicable law, the Top-Up Option is exercisable on one or more occasions, in whole or in part, at any time following the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. If Purchaser exercises the Top-Up Option, Purchaser will pay the Company an amount equal to the aggregate par value of the Top-Up Option Shares in cash, with the remainder of the purchase price for the Top-Up Option Shares to be paid to the Company by issuance by the Purchaser to the Company of a non-negotiable and non-transferrable promissory note, which shall bear interest at a rate of 5% per annum and will be secured by the Top-Up Option Shares, full recourse against Parent and Purchaser and due one year from the date of issuance of the Top-Up Option Shares, and may be prepaid without premium or penalty. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above under the heading “Arrangements with Current Executive Officers and Directors of the Company—Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”) and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2012, June 30, 2012 and March 31, 2012 (the “10-Qs”).

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, the Purchaser and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-

looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s unproven product sales and marketing; manufacturing and commercialization capabilities; strategic partnering activities; product safety; clinical trials and results; legislative and regulatory activity and oversight; intellectual property claims and litigation; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the 10-K and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated January 31, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Allergan, Inc. and Groundhog Acquisition, Inc. filed with the SEC on January 31, 2013).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Allergan, Inc. and Groundhog Acquisition, Inc. filed with the SEC on January 31, 2013).

(a)(3)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(4)	Opinion of Centerview Partners LLC, January 22, 2013 (included as Annex II to this Schedule 14D-9).

(a)(5)	Letter to Stockholders of the Company, dated January 31, 2013, from Timothy S. Nelson, President and Chief Executive Officer of the Company.

(a)(6)	Joint Press Release issued by the Company and Allergan, Inc., dated January 22, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 23, 2013).

(a)(7)	General Corporation Law of the State of Delaware Section 262 attached as Annex III.

(a)(8)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Allergan, Inc. and Groundhog Acquisition, Inc. filed with the SEC on January 31, 2013).

(a)(9)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Allergan, Inc. and Groundhog Acquisition, Inc. filed with the SEC on January 31, 2013).

(a)(10)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Allergan, Inc. and Groundhog Acquisition, Inc. filed with the SEC on January 31, 2013).

Exhibit Number	Description

(a)(11)	Summary Advertisement as published in the Wall Street Journal on January 31, 2013 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Allergan, Inc. and Groundhog Acquisition, Inc. filed with the SEC on January 31, 2013).

(e)(1)	Agreement and Plan of Merger, dated January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 23, 2013).

(e)(2)	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A (File No. 333-143823), filed with the SEC on July 30, 2007).

(e)(3)	Severance Agreement dated March 19, 2009, between Timothy S. Nelson and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009).

(e)(4)	Employment Agreement dated April 14, 2008, between Thomas A. Armer and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q
(File No. 001-33719), filed with the SEC on May 14, 2008).

(e)(5)	First Amendment to Severance Agreement, dated February 1, 2012, between Timothy S. Nelson and the Company (incorporated by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K (File No. 001-33719), filed with the SEC on March 30, 2012).

(e)(6)	First Amendment to Employment Agreement, dated February 6, 2012, between Thomas A. Armer and the Company (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K (File No. 001-33719), filed with the SEC on March 30, 2012).

(e)(7)	Form of Change in Control Agreement between the executive officers of the Company and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1/A (File No. 333-143823), filed with the SEC on September 20, 2007).

(e)(8)	First Amendment to Change in Control Agreement, dated February 6, 2012, between Timothy S. Nelson and the Company (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K (File No. 001-33719), filed with the SEC on March 30, 2012).

(e)(9)	First Amendment to Change in Control Agreement, dated February 6, 2012, between Thomas A. Armer and the Company (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K (File No. 001-33719), filed with the SEC on March 30, 2012).

(e)(10)	Confidentiality Agreement dated December 17, 2012 by and between the Company and Allergan, Inc.

(e)(11)	Tender and Support Agreement dated January 22, 2013 by and between Allergan, Inc., Groundhog Acquisition, Inc. and each stockholder of the Company named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 23, 2013).

(e)(12)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 19, 2007).

(e)(13)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 19, 2007).

(e)(14)	MAP Pharmaceuticals, Inc. 2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-143823), filed with the SEC on June 18, 2007).

Exhibit Number	Description

(e)(15)	MAP Pharmaceuticals, Inc. Amended and Restated 2005 Equity Incentive Plan and forms of agreements relating thereto (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-143823), filed with the SEC on June 18, 2007).

(e)(16)	MAP Pharmaceuticals, Inc. 2007 Equity Award Plan and forms of agreements relating thereto (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1/A (File No. 333-143823), filed with the SEC on September 20, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAP Pharmaceuticals, Inc.

By:	/s/ Timothy S. Nelson
Name:	Timothy S. Nelson
Title:	President and Chief Executive Officer

Dated: January 31, 2013

ANNEX I

MAP PHARMACEUTICALS, INC.

2400 BAYSHORE PARKWAY, SUITE 200

MOUNTAIN VIEW, CALIFORNIA 94043

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about January 31, 2013 to holders of record of common stock, par value $0.01 per share (the “Common Stock”), of MAP Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Groundhog Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Allergan, Inc., a Delaware corporation (“Parent”), for all of the issued and outstanding shares of Common Stock (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of January 22, 2013, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer on January 31, 2013 to purchase all of the outstanding Shares, at a purchase price of $25.00 per Share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement or as may be required by applicable law, the Offer is scheduled to expire at 12:00 midnight, New York City time, on February 28, 2013 (as may be extended, the “Expiration Date”), as promptly as practicable after which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on January 31, 2013.

Section 1.3 of the Merger Agreement provides that, after Purchaser accepts for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, to the Company Board as is equal to the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to this provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their respective subsidiaries bears to the total number of Shares then outstanding. After the Acceptance Time, if requested by Parent, the Company will also cause persons elected or designated by Parent to constitute the same percentage, rounded up to the next whole number, as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each of the Company’s subsidiaries, and (iii) each committee (or similar body) of each such subsidiary board, in each case only to the extent permitted by applicable law or stock exchange rules. After the Acceptance Time, the Company will, upon Parent’s request, take all actions as are necessary or desirable to enable Parent’s designees to be so elected or designated, including but not limited to promptly filling vacancies or newly created directorships on the Company Board, increasing the size of the Company Board or promptly securing the resignations of such number of its incumbent directors, and will cause Parent’s designees to be so elected or designated at such time. After Parent’s designees are so elected or designated to, and constitute a majority of, the Company Board, then until the Effective Time (as defined in the Merger Agreement), the Company will cause the Company Board to maintain at least three directors who were members of the Company Board as of the date of the Merger Agreement, each of whom will be an “independent director” pursuant to applicable stock exchange rules, and eligible to serve on the audit committee of the Company Board, and at least one of whom will be an “audit committee financial expert,” under the Exchange Act and Nasdaq rules, as applicable (the “Continuing Directors”). If Parent’s designees to the Company Board constitute at least a majority thereof, then prior to the Effective Time, each of the following actions may be effected only if, in addition to any approvals of the Company Board or the Company stockholders as may be required by applicable law or the Company’s amended and restated certificate of incorporation (the “Charter”) or bylaws (the “Bylaws”), such action is approved by a majority of the Continuing Directors (or by the majority of the entire Company Board, if there be no Continuing Directors due to such persons’ deaths, disabilities or resignations): (i) any termination or amendment of the Merger Agreement by the Company, (ii) any exercise or waiver by the Company of the Company’s rights, benefits or remedies under the Merger Agreement, (iii) except as otherwise contemplated by the Merger Agreement, any amendment to the Charter or Bylaws or (iv) any other action of the Company Board under or in connection with the Merger Agreement, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect in any material respect the holders of Shares (other than Parent or the Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

Certain of the information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, the Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of January 31, 2013, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Allergan, Inc., 2525 Dupont Drive, Irvine, California 92612.

Name	Age	Current Principal Occupation or Employment and 5-Year Employment History
Raymond H. Diradoorian	55	Mr. Diradoorian has served as Allergan’s Executive Vice President, Global Technical Operations since February 2006.

Jeffrey L. Edwards	52	Mr. Edwards has been Executive Vice President, Finance and Business Development, Chief Financial Officer of Allergan since September 2005. Mr. Edwards is also the Vice President and Chief Financial Officer of Purchaser and serves on the board of directors of Purchaser.

David J. Endicott	48	Mr. Endicott has been Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America since April 2011 and served as Corporate Vice President and President, Allergan Medical since August 2010. Prior to that, he served as Corporate Vice President and President, Europe, Africa and Middle East from October 2004 to August 2010 and managed the expansion of Allergan’s business internationally, including our entry into new markets such as Turkey and Poland.

Julian S. Gangolli	55	Mr. Gangolli has been Corporate Vice President and President, North America since January 2004.

Douglas S. Ingram	50	Mr. Ingram has been Executive Vice President and President, Europe, Africa and Middle East since August 2010. Prior to that, he served as Executive Vice President, Chief Administrative Officer, and Secretary from October 2006 to July 2010 and led Allergan’s Global Legal Affairs, Compliance, Internal Audit and Internal Controls, Human Resources, Regulatory Affairs and Safety, and Global Corporate Affairs and Public Relations departments. Mr. Ingram also served as General Counsel from

Name	Age	Current Principal Occupation or Employment and 5-Year Employment History
		January 2001 to June 2009 and as Secretary and Chief Ethics Officer from July 2001 to July 2010.

Arnold A. Pinkston	54	Mr. Pinkston has also been Executive Vice President, General Counsel and Assistant Secretary of Allergan since October 2011. Prior to joining Allergan, Mr. Pinkston served as the Senior Vice President, General Counsel and Secretary of Beckman Coulter, Inc. from 2005 through the company’s sale to Danaher Corporation in June 2011. While at Beckman Coulter, Mr. Pinkston was responsible for all aspects of the company’s global legal affairs as well as the company’s compliance program, corporate social responsibility program, internal audit department and knowledge resources. Mr. Pinkston is also the Vice President and Secretary of Purchaser and serves on the board of directors of Purchaser.

David E.I. Pyott	59	Mr. Pyott has been the Chief Executive Officer of Allergan since January 1998 and in 2001 became Chairman of the board. Mr. Pyott also served as President from January 1998 until February 2006, and again beginning in March 2011. Mr. Pyott is also the lead independent director of the board of Avery Dennison Corporation, a publicly-traded company focused on pressure-sensitive technology and self-adhesive solutions where he serves on its Compensation and Executive Personnel Committee and Governance and Social Responsibility Committee, and a member of the board of directors of Edwards Lifesciences Corporation, a publicly-traded company focused on products and technologies to treat advanced cardiovascular diseases, where he serves on its Audit and Public Policy Committee. Mr. Pyott is a member of the Directors’ Board of The Paul Merage School of Business at the University of California, Irvine. Mr. Pyott serves on the board and the Executive Committee of the Biotechnology Industry Organization and as Chairman of the Board of the California Healthcare Institute. Mr. Pyott also serves as a member of the board of the Pan-American Ophthalmological Foundation, the International Council of Ophthalmology Foundation and as a member of the Advisory Board for the Foundation of The American Academy of Ophthalmology. Mr. Pyott also serves as Vice Chairman of the Board of Trustees of Chapman University. Mr. Pyott is also the President and Chief Executive Officer of Purchaser and serves on the board of directors of Purchaser.

Scott D. Sherman	47	Mr. Sherman joined Allergan as Executive Vice President, Human Resources in September 2010. Prior to joining Allergan, Mr. Sherman worked at Medtronic, Inc., a global medical device company, from August 1995 to September 2010 in roles of increasing complexity and responsibility. From April 2009 until September 2010, Mr. Sherman served as Medtronic’s Vice President, Global Total Rewards and Human Resources Operations, where he was responsible for global compensation and benefits programs, and served as Secretary to the Compensation Committee of Medtronic’s Board of Directors. Mr. Sherman lived in Europe from August 2005 until April 2009 and served as Vice President,
		International Human Resources from May 2008 to April 2009) and Vice President, Human Resources—Europe, Emerging Markets and Canada from August 2005 to May 2008.

Name	Age	Current Principal Occupation or Employment and 5-Year Employment History

Scott M. Whitcup, M.D.	53	Dr. Whitcup has been Executive Vice President, Research and Development, and Chief Scientific Officer since April 2009. Prior to that, Dr. Whitcup was Executive Vice President, Research and Development since July 2004. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/David Geffen School of Medicine at the University of California, Los Angeles. Dr. Whitcup serves on the board of directors of Avanir Pharmaceuticals, Inc., a publicly-traded pharmaceutical company and Questcor Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of January 24, 2013, there were 35,529,519 shares of Common Stock outstanding. As of the date of this Information Statement, Parent and its affiliates, including the Purchaser, are not the owners of record of any shares of Common Stock.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on January 31, 2013:

Name	Age	Position
Timothy S. Nelson	49	President and Chief Executive Officer and Director
Thomas A. Armer, Ph.D.	59	Chief Scientific Officer and Director
Christopher Y. Chai	46	Senior Vice President and Chief Financial Officer
Charlene A. Friedman	55	Senior Vice President, General Counsel and Secretary
Anastasios E. Gianakakos	40	Senior Vice President and Chief Business Officer
Donald J. Kellerman, Pharm.D.	58	Senior Vice President, Clinical Development and Medical Affairs
Scott W. Borland	42	Senior Vice President, Neurology Franchise
Scott R. Ward (1)(3)	53	Chairman of the Board of Directors
Matthew V. McPherron (2)(3)	48	Director
Gerri A. Henwood (2)	60	Director
Bernard J. Kelley (1)(2)	71	Director
H. Ward Wolff (1)(3)	64	Director
W. James O’Shea (1)(2)	63	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Governance Committee.

Timothy S. Nelson has served as our President and Chief Executive Officer and as a member of our Board of Directors since April 2005. As our President and Chief Executive Officer, Mr. Nelson brings to our Board of Directors operating experience with the Company and insight into all aspects of our business. From 1998 to 2005, Mr. Nelson served as Senior Vice President of Commercial and Business Development at DURECT Corporation, a pharmaceutical company focused on developing therapies for patients with chronic diseases and other medical conditions. From 1992 to 1998, Mr. Nelson held various senior management positions with Medtronic, Inc., a medical device company, including Business Director of the Neurological Division for Europe, the Middle East and Africa from 1996 to 1998. Mr. Nelson received an M.M. with distinction from the Kellogg School of Management at Northwestern University and a B.S. in chemical engineering from the University of Minnesota.

Thomas A. Armer, Ph.D. has served as our Chief Scientific Officer and as a member of our Board of Directors since the Company’s inception and served as our President and Chief Executive Officer from inception to April 2005. As one of the founders and as Chief Scientific Officer of our Company, Dr. Armer brings to our Board of Directors operating experience with the Company and insight into our business and technologies. From 1998 to 2003, Dr. Armer served as Vice President of Pulmonary Delivery Systems and later as Chief Scientific Officer at Sheffield Pharmaceuticals, Inc., a biopharmaceutical company focused on development of pharmaceuticals for pulmonary delivery. From 1989 to 1998, Dr. Armer held a series of senior management and product development positions at the Novon Products Group, a division of Warner-Lambert, and Aeroquip Vickers Corporation. Dr. Armer received a Ph.D. in chemical engineering from Tulane University.

Christopher Y. Chai has served as our Senior Vice President and Chief Financial Officer since January 2011 and previously as our Chief Financial Officer from September 2006 to January 2011. From 1998 to 2006, Mr. Chai was employed by CV Therapeutics, Inc., a biopharmaceutical company, where he held various management positions, including Vice President, Treasury and Investor Relations. From 1988 to 1998, Mr. Chai worked at J.P. Morgan & Co. Incorporated, in various capacities, including as a healthcare investment banker. Mr. Chai received a B.S. in operations research and industrial engineering from Cornell University.

Charlene A. Friedman has served as our Senior Vice President, General Counsel and Secretary since January 2011 and previously as our Vice President, General Counsel and Secretary from July 2007 to January 2011. From 2005 to 2007, Ms. Friedman served as Vice President, General Counsel and Secretary of VNUS Medical Technologies, Inc., a medical device company. From October 2004 to October 2005, Ms. Friedman provided limited consulting services to R2 Technology, Inc., a medical device company, and from October 2002 to September 2004, served as their Vice President, General Counsel and Secretary. From 2000 to 2002, Ms. Friedman served as Vice President, General Counsel and Secretary of Aviron, a biopharmaceutical company. From 1996 to 1999, Ms. Friedman served as Vice President, Legal and Regulatory Affairs, General Counsel and Assistant Secretary of Collagen Aesthetics, Inc., a medical device company. Prior to joining Collagen, Ms. Friedman was in private practice for over ten years. She is a member of the California and Massachusetts state bars and holds a J.D. from the Northeastern University School of Law and a B.A. in ancient Greek and Latin from Tufts University.

Anastasios E. Gianakakos has served as our Senior Vice President and Chief Business Officer since July 2011 and previously as our Senior Vice President of Corporate and Business Development from September 2006 to July 2011. From 2001 to 2006, Mr. Gianakakos held a variety of leadership positions at Codexis, Inc., a biotechnology company, including Senior Vice President of Business Development and head of Codexis’s Pharmaceuticals Business Unit. From 1998 to 2001, Mr. Gianakakos was Director of Business Development at Maxygen, Inc., a biopharmaceutical company. Mr. Gianakakos received an M.B.A. from Harvard Business School, an M.S. in biotechnology from Northwestern University, and a B.S. in chemical engineering and a B.S. in economics from the Massachusetts Institute of Technology.

Donald J. Kellerman, Pharm.D. has served as our Senior Vice President, Clinical Development and Medical Affairs since July 2008. From 1999 to 2008, Dr. Kellerman held leadership positions at Inspire Pharmaceuticals, Inc., a pharmaceutical company, including Senior Vice President, Development from May 2000 to 2008, and as Vice President, Development from July 1999 to May 2000. Previously, Dr. Kellerman was employed in senior clinical positions at Glaxo Wellcome and Sepracor, Inc. Dr. Kellerman holds Doctor of Pharmacy and B.S. degrees from the University of Minnesota.

Scott W. Borland has served as our Senior Vice President, Neurology Franchise since July 2011 and previously as Vice President, Neurology Franchise from January 2009 to July 2011 and LEVADEX® Program Director from June 2006 to December 2008. From September 2004 to June 2006, Mr. Borland was employed by Capnia, Inc., a pharmaceutical company, where he held various management positions, including Vice President of Engineering and Operations. From April 1999 to August 2004, Mr. Borland served as Senior Director of Engineering and Operations and in various other positions at Aerogen, Inc, a specialty drug delivery and medical device company. Prior to joining Aerogen, Mr. Borland held several other positions in the medical device, drug delivery, and computer hardware industries with Therics, Inc., Topaz Technologies, and Applied Magnetics Corporation and was a Visiting Scientist at the Massachusetts Institute of Technology. Mr. Borland holds an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and a B.S. in Materials Science and Engineering from the University of Arizona.

Scott R. Ward has served as a member of our Board of Directors since September 2008 and as Chairman of our Board of Directors since February 2011. Mr. Ward brings to our Board of Directors experience in medical devices and drug delivery, as well as senior management and financial operations experience. Mr. Ward is president of Raymond Holdings, a firm founded in 2011, with activities in venture capital, strategy and transactional advisory services and a partner of Sightline Partners, a firm focused on investment in late stage medical device companies. From 1981 to 2010, Mr. Ward was employed by Medtronic, Inc., a medical device company, and served as Senior Vice President and President, Medtronic CardioVascular from May 2007 to 2010, in which role he was responsible for all worldwide operations of the CardioVascular Business including the Coronary, Peripheral, Endovascular, Structural Heart Disease and Revascularization and Surgical Therapies Businesses. Previously, Mr. Ward served as Senior Vice President and President of Medtronic Neurological and Diabetes, Vice President and General Manager of the Medtronic Drug Delivery Business and Director of Medtronic NeuroVentures. Mr. Ward serves on the board of directors of Surmodics, Inc., a provider of drug delivery and surface modification technologies to the healthcare industry, serving as a member of the nominating and governance committee and compensation committee. Mr. Ward is also a member of the board of directors of several private medical companies. Mr. Ward received a B.S. in Genetics and Cell Biology in 1981, and an M.S. in Toxicology in 1983, both from the University of Minnesota.

Matthew V. McPherron has served as a member of our Board of Directors since January 2006. Mr. McPherron brings to our Board of Directors experience in corporate finance, as well as senior management experience. Since 1998, Mr. McPherron has been employed by Brookside Capital, LLC, an investment fund, where he is currently a Managing Director. From 1997 to 1998, Mr. McPherron served as President and Chief Operating Officer for U.S. Carelink, Inc., a clinical information company. Mr. McPherron received an M.B.A. from Harvard Business School and a B.S. from the University of Kansas.

Gerri A. Henwood has served as a member of our Board of Directors since June 2004. Ms. Henwood brings to our Board of Directors experience in the pharmaceuticals industry and clinical research, as well as senior management experience. Ms. Henwood is currently the President of an independent pharmaceuticals, biologics and medical devices consulting firm, Malvern Consulting Group, and serves as the Chief Executive Officer of RecroPharma, Inc., a private biopharmaceutical company focused on developing pain therapies, and Garnet BioTherapeutics, Inc., a private biotherapeutics company focused on cell therapies, cell manufacturing and cell based devices. From 1999 to July 2006, Ms. Henwood was President, Chief Executive Officer and, until May 2005, Chairman of the Board of Auxilium Pharmaceuticals, Inc., a public biopharmaceutical company which she founded, focused on developing therapies for diseases of aging and for excessive scarring disorders. From 1985 to 1999, Ms. Henwood served as President and Chief Executive Officer of IBAH, Inc., a public contract research company which she founded, originally named Bio-Pharm Clinical Services, Inc. Ms. Henwood is a member of the board of directors of Alkermes, Inc. a pharmaceutical company, and serves as a member of its nominating and corporate governance committee. She received a B.S. from Neumann University.

Bernard J. Kelley has served as a member of our Board of Directors since May 2007. Mr. Kelley brings to our Board of Directors experience in pharmaceutical manufacturing, as well as senior management and financial operations experience. From 1993 to 2002, Mr. Kelley was the President of the Merck Manufacturing Division, a division of Merck & Co., Inc., and he served as a member of the Merck Management Committee from 1995 to 2002. Mr. Kelley served as a member of the board of directors of Aegis Analytical Corporation, a private enterprise software company, from 2003 to 2006. Mr. Kelley currently serves on the board of directors of Codexis, Inc., a developer of industrial enzymes to enable the production of biofuels, bio-based chemicals and pharmaceutical intermediates, serving as a member of the audit committee and compensation committee. Mr. Kelley received a B.S. in engineering from the U.S. Naval Academy.

W. James O’Shea has served as a member of our Board of Directors since January 2012. Mr. O’Shea brings to our Board of Directors commercial expertise in the pharmaceuticals industry, including in the areas of sales and marketing, as well as senior management and financial operations experience. From October 1999 to March 2007, Mr. O’Shea was President and Chief Operating Officer at Sepracor, Inc., then a publicly held pharmaceutical company. From April to August 2007, Mr. O’Shea served as Sepracor’s Vice Chairman. Prior to Sepracor, Mr. O’Shea was Senior Vice President of Sales and Marketing and Medical Affairs for Zeneca Pharmaceuticals, a business unit of Astra Zeneca plc, a public biopharmaceutical company. While at Zeneca, he also held several management positions of increasing responsibility in international sales and marketing in the U.S. and U.K. Mr. O’Shea is past Chairman of the National Pharmaceutical Council and is also a board member of BTG plc, a specialist healthcare company, serving on the nominating committee, and Zalicus, Inc., a biopharmaceutical company, serving on the audit committee and compensation committee. Mr. O’Shea is also a member of the board of directors of a privately held biotechnology company. Mr. O’Shea is a graduate of Liverpool Lord Byron University, where he received an honors degree in applied physics from the Institute of Physics.

H. Ward Wolff has served as a member of our Board of Directors since March 2008. Mr. Wolff brings to our Board of Directors financial expertise, having served as a chief financial officer of several public companies, as well as senior management experience. Since December 2007, Mr. Wolff has been employed as Executive Vice President and Chief Financial Officer of Sangamo BioSciences, Inc., a biopharmaceutical company focused on developing novel human therapeutics based on DNA-binding proteins. Mr. Wolff was formerly with Nuvelo, Inc., a biopharmaceutical company focused on developing drugs for cardiovascular disease, where he served as Senior Vice President, Finance and Chief Financial Officer from July 2006 until its restructuring in August 2007. Prior to joining Nuvelo, he was Senior Vice President, Finance and Chief Financial Officer of Abgenix, Inc., a biopharmaceutical company focused on developing human therapeutic antibody products, from September 2004 until April 2006 when Abgenix merged with Amgen Inc. Prior to joining Abgenix, Mr. Wolff held financial management positions in both public and private emerging growth companies, including serving as Senior Vice President and CFO of DoubleTwist, Inc., a life sciences company integrating genomic information and bioinformatics analysis tools. Mr. Wolff is also a member of the board of directors of a private biopharmaceutical company. Mr. Wolff served as a member of the board of directors of Sangamo BioSciences from June 2006 to December 2007, serving as chair of the audit committee. Mr. Wolff began his career with Price Waterhouse, where he held a number of positions as a certified public accountant, including senior audit manager. Mr. Wolff received a B.A. in economics from the University of California at Berkeley and an M.B.A. from Harvard Business School.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

BOARD COMMITTEES AND MEETINGS

During the fiscal year ended December 31, 2012, the Board of Directors held thirteen meetings. The Board of Directors has an audit committee, a compensation committee and a nominating and corporate governance committee, which held eight, eight and three meetings, respectively, during 2012. The Audit

Committee acted by unanimous consent on one occasion. During the fiscal year ended December 31, 2012, each of the incumbent directors attended at least 75% of the meetings of the Board of Directors and the committees on which he or she served. Our directors are encouraged to attend the Annual Meeting of Stockholders, although the Company does not currently maintain a formal policy regarding director attendance at the Annual Meeting of Stockholders.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee: evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Mr. Wolff, who is the chair of the committee, Mr. Kelley, Mr. O’Shea, who has been a member of the committee since January 2012, and Mr. Ward. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market. Our Board of Directors has determined that Mr. Wolff is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Select Global Market. Mr. Wolff, Mr. Kelley, Mr. O’Shea and Mr. Ward are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our Board of Directors has determined that each of Mr. Wolff, Mr. Kelley, Mr. O’Shea and Mr. Ward meets these heightened independence standards. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. A copy of the audit committee charter is available on our website at www.mappharma.com.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate objectives relevant to compensation of our executive officers, evaluates the performance of these officers in light of those objectives and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee annually reviews the compensation committee charter and the committee’s performance. The current members of our compensation committee are Ms. Henwood, who is the chair of the committee, Mr. Kelley, Mr. McPherron and Mr. O’Shea, who has been a member of the committee since January 2012. Each of the members of our compensation committee is independent under the applicable rules and regulations of the SEC, the Nasdaq Global Select Market and the Internal Revenue Code of 1986, as amended. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. A copy of the compensation committee charter is available on our website at www.mappharma.com.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our Board of Directors regarding candidates for directorships and the size and composition of our Board of Directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our Board of Directors concerning governance matters. The committee annually reviews the nominating and corporate governance committee charter and the committee’s performance. The current members of our nominating and corporate governance committee are Mr. Ward, who is the chair of the committee, Mr. McPherron and Mr. Wolff. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the SEC and the Nasdaq Global Select Market. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. A copy of the nominating and corporate governance committee charter is available on our website at www.mappharma.com.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee has at any time served as an officer or been otherwise employed by us. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

CORPORATE GOVERNANCE

We have an ongoing commitment to good governance and business practices. In furtherance of this commitment, we regularly monitor developments in the area of corporate governance and review our processes and procedures in light of such developments. We comply with rules and regulations promulgated by the SEC and the Nasdaq Global Select Market, and implement other corporate governance practices which we believe are in the best interests of the Company and our stockholders.

Company Leadership Structure and Risk Oversight

Our Board of Directors currently consists of eight members, including our President and Chief Executive Officer and our Chief Scientific Officer. The Chair of our Board of Directors, Scott R. Ward, is an independent director and has served as Chair since February 2011.

The Company separates the Chair and Chief Executive Officer positions, in order to insure independent leadership of the Board of Directors and to promote more effective oversight of management by the Board of Directors. The Board of Directors has determined that its structure is appropriate to fulfill its duties effectively and efficiently, so that our Chief Executive Officer can focus on leading our Company, while the Chair can focus on leading the Board of Directors in overseeing management. The Board of Directors regularly meets in executive session without management directors or management present.

Our Board of Directors generally oversees corporate risk in its review and deliberations relating to Company activities. Our Company is focused primarily on the advancement of our LEVADEX® product candidate through the New Drug Application approval process with the U.S. Food and Drug Administration and the preparation for the commercial launch of LEVADEX®, if the product is approved, and the Board of Directors regularly reviews plans, results and potential risks related to the LEVADEX® program and other pipeline development programs, as well as financial and strategic risk relevant to our Company’s operations. Management regularly works to identify risks relating to our Company and communicates such risks to the Board when identified. In addition, our Board of Directors regularly reviews information regarding the Company’s cash position, liquidity and operations, as well as the risks associated with each.

The audit committee oversees management of financial risks. The nominating and corporate governance committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks and retains overall responsibility for overseeing the Company’s ongoing assessment and management of risks impacting our business. Our compensation committee oversees risk management as it relates to our compensation plans, policies and practices for all employees. In connection with structuring and reviewing employee and management compensation, the compensation committee periodically meets with management to review whether our compensation programs may create incentives for our employees to take excessive or inappropriate risks which could have a material adverse effect on the Company. Our compensation program is intended to reward the management team and other employees for strong performance over the near and long term. We consider the potential risks for our business when designing and administering our pay program, and we believe our balanced approach to pay-for-performance works to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk. Further, program administration is subject to considerable internal controls, and when making determinations with respect to establishing pay programs and measuring performance, we rely on principles of sound governance and good business judgment. Our compensation committee has reviewed the current compensation policies and practices for our employees and believes that these policies and practices are not reasonably likely to have a material adverse effect on the Company.

Board Diversity

Our Corporate Governance Guidelines provide that the nominating and corporate governance committee is responsible for reviewing with the Board of Directors, on an annual basis, the appropriate characteristics, skills and experience required for the Board of Directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the Board of Directors, in approving (and, in the case of vacancies, appointing) such candidates, takes into account many factors, including: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company; experience in the Company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; diversity of expertise and experience in substantive matters pertaining to the Company’s business relative to other board members; and practical and mature business judgment. The Board of Directors evaluates each individual in the context of the Board of Directors as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. The Board of Directors believes that the combination of backgrounds of its individual members provides our Board of Directors with a unique ability to identify and progress the key interests of our Company, and to represent the interests of our stockholders.

Code of Conduct

In 2007, we adopted, and in 2012 we amended, a Code of Business Conduct and Ethics (the “Code of Conduct”), which is available in its entirety on our website at www.mappharma.com and to any stockholder otherwise requesting a copy. All Company employees, officers and directors, including the Chief Executive Officer and Chief Financial Officer, are required to adhere to the Code of Conduct in discharging their work-related responsibilities. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct. Amendments to the Code of Conduct, and any waivers from the Code of Conduct granted to directors or executive officers, will also be made available through our website as they are adopted.

In keeping with the Sarbanes-Oxley Act of 2002, the audit committee has established procedures for receipt and handling of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. An employee hotline has been set up, and the phone number of the hotline has been distributed to all employees, to allow for the confidential and anonymous submission to the chair of the audit committee by our employees of concerns regarding accounting or auditing matters.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines (the “Guidelines”) to address significant corporate governance issues. You can access our Guidelines, as adopted by the Board of Directors, at the Corporate Governance page of our website at www.mappharma.com. The Guidelines provide a framework for corporate governance matters and include topics such as the composition and evaluation of the members of the Board of Directors and its committees. The nominating and corporate governance committee is responsible for reviewing the Guidelines and reporting and recommending any changes to the Guidelines to the Board of Directors.

The Board of Directors has adopted the independence standards of the Nasdaq Global Select Market, and reviews all commercial and other relationships of each director and his or her family members in making its determination as to the independence of the directors. The Board of Directors has determined that Ms. Henwood, Mr. Kelley, Mr. McPherron, Mr. O’Shea, Mr. Ward and Mr. Wolff each qualify as independent under the requirements of the Nasdaq Global Select Market.

Communications with the Board of Directors

We provide a process for stockholders to send communications to the Board of Directors, the non-employee members as a group or any of the directors individually. Stockholders may contact any of the directors, including the non-employee directors, by writing to them c/o the Secretary, MAP Pharmaceuticals, Inc., 2400 Bayshore Parkway, Suite 200, Mountain View, California 94043. All communications will be compiled by our Secretary and submitted to the Board of Directors or the individual directors, as applicable, on a periodic basis.

Process for Identifying and Evaluating Director Nominees

The Board of Directors is responsible for nominating directors for election at annual meetings of stockholders or to fill vacancies on the Board of Directors. The Board of Directors has delegated the selection and nomination process to the nominating and corporate governance committee, with the expectation that other members of the Board of Directors, and of management, will be requested to take part in the process as appropriate.

The nominating and corporate governance committee reviews, at least annually, the performance of each current director and considers the results of such evaluation when determining whether or not to re-nominate such director for an additional term. In addition to reviewing the qualifications outlined in the “Director Qualifications” section below, in determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director’s past attendance at meetings and participation in and contributions to the activities of the Board of Directors. As part of this analysis, the nominating and corporate governance committee will also take into account the nature of and time involved in a director’s service on other boards or committees.

New Director Candidates

Generally, the nominating and corporate governance committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through recommendations submitted by stockholders or through such other methods as the nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, the nominating and corporate governance committee confirms that the candidates meet all of the criteria for director nominees established by the nominating and corporate governance committee. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires regarding experience, background and independence, comprehensive background checks from a qualified company of its choosing or any other means that the nominating and corporate governance committee deems to be helpful in the evaluation process.

An initial reviewing member of the nominating and corporate governance committee will make a preliminary determination regarding whether a potential candidate is qualified to fill a vacancy or satisfy a particular need. If so, the full nominating and corporate governance committee will make an investigation and interview the potential candidate, as necessary, to make an informed final determination. The nominating and corporate governance committee will meet as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the Board of Directors’ approval as nominees for election to the Board of Directors. The nominating and corporate governance committee also recommends candidates for the Board of Directors’ appointment to the committees of the Board of Directors.

Director Qualifications

The nominating and corporate governance committee is responsible for reviewing with the Board of Directors from time to time the appropriate qualities, skills and characteristics desired of members of the Board of Directors in the context of the needs of the business and current composition of the Board of Directors. In evaluating the suitability of individual candidates (both new candidates and current members of the Board of Directors), the nominating and corporate governance committee, in nominating candidates for election, or the Board of Directors, in approving (and, in the case of vacancies, appointing) such candidates, take into account many factors, including:

•	the candidate’s personal and professional integrity, ethics and values;

•	the candidate’s experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	the candidate’s experience in the pharmaceutical industry and with relevant social policy concerns;

•	the candidate’s experience as a board member of another publicly held company;

•	the candidate’s diversity of experience in substantive matters pertaining to our business relative to other Board members; and

•	whether the candidate possesses practical and mature business judgment.

The Board of Directors evaluates each individual in the context of the Board of Directors as a whole, with the objective of assembling a group that can best perpetuate the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Procedures for Recommendation of Director Nominees by Stockholders

The nominating and corporate governance committee will consider director candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the nominating and corporate governance committee for director candidates, must comply with our Bylaws. Pursuant to our Bylaws, stockholders who wish to nominate persons for election to the Board of Directors at the Annual Meeting must comply with the notice provisions in our Bylaws. The stockholder’s notice must include the following information for the person proposed to be nominated:

(a)	the name and address, as they appear on our books, of the stockholder proposing such business;

(b)	the class and number of our shares that are beneficially owned by the stockholder;

(c)	any material interest of the stockholder in such business; and

(d)	any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in his, her or its capacity as a proponent to a stockholder proposal.

We may request from the recommending stockholder or recommending stockholder group such other information as may reasonably be required to determine whether each person recommended by a stockholder or stockholder group as a nominee meets the minimum director qualifications established by the Board of Directors and to enable us to make appropriate disclosures to stockholders entitled to vote in the next election of directors. Nominees are required to make themselves reasonably available to be interviewed by the nominating and corporate governance committee and members of management, as determined to be appropriate by the nominating and corporate governance committee. We will not accept a stockholder recommendation for a nominee if the recommended candidate’s candidacy or, if elected, Board of Directors membership, would violate applicable state law, federal law or the rules of any exchange or market on which our securities are listed or traded. If the nomination by stockholders was made in accordance with the procedures in our Bylaws, the nominating and corporate governance committee will apply the same criteria in evaluating the nominee as it would any other Board nominee candidate and will recommend to the Board of Directors whether or not the stockholder nominee should be nominated by the Board of Directors and included in our proxy statement.

Notices should be directed to the attention of the Secretary, MAP Pharmaceuticals, Inc., 2400 Bayshore Parkway, Suite 200, Mountain View, California 94043.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our audit committee charter, our audit committee is responsible for reviewing and approving the terms and conditions of all related party transactions, other than compensation transactions which are subject to review and approval by our compensation committee. We have not entered into any financial transactions with any immediate family member of a director or executive officer of our company. If we were to do so, any such material financial transaction would need to be approved by our audit committee prior to our company entering into such a transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the amount and percentage of the outstanding shares of our Common Stock, which, according to the information supplied to the Company, are beneficially owned by (i) each person who is the beneficial owner of more than 5% of our outstanding Common Stock, (ii) each person who is currently a director, (iii) each person who is currently an executive officer, and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o MAP Pharmaceuticals, Inc., 2400 Bayshore Parkway, Suite 200, Mountain View, CA 94043. Except for information based on Schedules 13G and 13D, and as indicated in the footnotes, beneficial ownership is stated as of December 31, 2012.

	Common Stock Beneficially Owned(1)(2)
Name and Address of Beneficial Owner	Total Beneficial Ownership	Percentage of Common Stock Beneficially Owned(3)
5% Holders:
Fidelity Management & Research Company LLC(4)	4,574,578	12.9%
Jennison Associates LLC(5)	3,180,741	9.0%
Brookside Capital Partners Fund, L.P.(6)	2,999,526	8.5%
BlackRock, Inc.(7)	1,842,462	5.2%

Executive Officers and Directors:
Timothy S. Nelson(8)	1,352,518	3.7%
Thomas A. Armer, Ph.D.(9)	533,173	1.5%
Christopher Y. Chai(10)	297,070	*
Charlene A. Friedman(11)	226,230	*
Anastasios E. Gianakakos(12)	216,204	*
Donald J. Kellerman, Pharm.D.(13)	162,310	*
Scott Borland(14)	147,845	*
Matthew V. McPherron(15)	3,037,026	8.6%
H. Ward Wolff (16)	60,000	*
Scott R. Ward (17)	62,000	*
Bernard J. Kelley(18)	54,449	*
Gerri A. Henwood (19)	30,000	*
W. James O’Shea(20)	5,416	*
All current executive officers and directors as a group (13 persons):	6,184,241	16.2%

*	Represents less than 1%.

(1)	Information in this table is based on our records and information provided by directors, nominees, executive officers and in public filings. Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors, nominees, and executive officers has sole voting and/or investment power with respect to such shares, including shares held in trust.

(2)	Information in this table does not include 1,781,830 shares of Common Stock held by Mario J. Gabelli, GGCP, Inc., GGCP Holdings LLC, GAMCO Investors, Inc., Gabelli Funds, LLC, GAMCO Asset Management Inc., Teton Advisors, Inc., Gabelli Securities, Inc., Gabelli & Company, Inc., MJG Associates, Inc. and Gabelli Foundation, Inc., MJG-IV Limited Partnership as of January 29, 2013, as set forth in a Schedule 13D filed with the SEC on January 30, 2013.

(3)

The percentage of shares beneficially owned is based on 35,379,040 shares of Common Stock outstanding as of December 31, 2012. Shares of Common Stock subject to options that are currently vested or exercisable or that will become vested or exercisable within 60 days after December 31, 2012 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(4)	This information is based on Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC and Edward C. Johnson 3d. The Common Stock is held by Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR LLC, as a result of acting as an investment advisor to various investment companies (the “Funds”). FMR LLC reports that one investment company, Fidelity Growth Company Fund, an investment company registered under the Investment Company Act of 1940, owns of record more than 5% of the Company’s Common Stock. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the Funds, each has sole power to dispose of the shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, through their ownership in FMR LLC, may be deemed to form a controlling group with respect to FMR LLC under the Investment Company Act of 1940. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Fidelity Growth Company Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

(5)	This information is based on Schedule 13G/A filed with the SEC on April 10, 2012 by Jennison Associates LLC (“Jennison”). Jennison may be deemed the beneficial owner of securities beneficially owned and may have direct or indirect voting and/or investment discretion over 3,180,741 shares which are held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. According to the Schedule 13G/A, Prudential Financial, Inc. (“Prudential”) indirectly owns 100% of equity interests of Jennison. As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Issuer’s Common Stock held by the Managed Portfolios. Jennison does not file jointly with Prudential, as such, shares of the Issuer’s Common Stock reported on Jennison’s 13G/A may be included in the shares reported on the 13G filed by Prudential. Jennison has its principal business office at 466 Lexington Avenue, New York, New York, 10017.

(6)	This information is based on Schedule 13D filed with the SEC on October 22, 2007 by Brookside Capital Partners Fund, L.P. According to the Schedule 13D, Brookside Capital Partners Fund, L.P. has sole voting and dispositive power with respect to the indicated shares. Brookside Capital Investors, L.P. is the sole general partner of Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. Brookside Capital Investors, L.P., Brookside Capital Management, LLC and Mr. Ferrante may be deemed to share voting and dispositive power with respect to the indicated shares. The address of Brookside Capital Partners Fund, L.P. is c/o Brookside Capital, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(7)

This information is based on Schedule 13G filed with the SEC on January 30, 2013 by BlackRock, Inc. According to the Schedule 13G, BlackRock, Inc. has sole voting and dispositive power with respect to the indicated shares. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(8)	Represents 33,017 shares of Common Stock held by Mr. Nelson, 1,310,126 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days of December 31, 2012 and 9,375 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2012.

(9)	Represents 149,162 shares of Common Stock held by Dr. Armer, 90,394 held in trusts to which Dr. Armer and his spouse are trustees, 288,617 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days of December 31, 2012 and 5,000 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2012.

(10)	Represents 10,979 shares of Common Stock held by Mr. Chai, 281,091 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days of December 31, 2012 and 5,000 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2012.

(11)	Represents 1,307 shares of Common Stock held by Ms. Friedman, 219,923 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days after December 31, 2012 and 5,000 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2012.

(12)	Represents 14,330 shares of Common Stock held by Mr. Gianakakos, 196,874 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days of December 31, 2012 and 5,000 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2012.

(13)	Represents 1,986 shares of Common Stock held by Dr. Kellerman, 155,324 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days after December 31, 2012 and 5,000 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2012.

(14)	Represents 9,475 shares of Common Stock held by Mr. Borland (including 1,362 shares of common stock held by his spouse, an employee of the Company), 133,470 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days after December 31, 2012 (including 17,015 options held by his spouse) and 4,900 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2012 (including 400 restricted stock units held by his spouse).

(15)	Represents 37,500 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days after December 31, 2012. Also represents 2,999,526 shares of Common Stock held by Brookside Capital Partners fund, L.P. and Brookside Capital Trading Fund, L.P. Mr. McPherron is a managing director of Brookside Capital, LLC, an affiliate of Brookside Capital Partners Fund, L.P., and Brookside Capital Trading Fund, L.P., and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(16)	Represents 60,000 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days after December 31, 2012.

(17)	Represents 2,000 shares of Common Stock held by Mr. Ward and 60,000 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days after December 31, 2012.

(18)	Represents 54,449 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days of December 31, 2012.

(19)	Represents 30,000 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days of December 31, 2012.

(20)	Represents 5,416 shares of Common Stock issuable upon exercise of options or options that are exercisable within 60 days of December 31, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms received with respect to the fiscal year ended December 31, 2012 and the written representations received from certain reporting persons that no other reports were required, we believe that all directors, executive officers and persons who own more than 10% of our Common Stock have complied with the reporting requirements of Section 16(a).

DIRECTORS’ COMPENSATION AND BENEFITS

Directors who also are our employees do not receive any fees for their service as a director. Since October 2007, following our initial public offering, we have paid compensation to our non-employee directors.

Under our non-employee director policy amended in July 2011, each non-employee director receives an annual cash retainer of $35,000 per year, and the chair of the board receives an additional cash retainer of $15,000 per year. The chair of our audit committee also receives an additional annual cash retainer of $15,000 per year and other non-employee directors each receive an additional annual cash retainer of $8,000 per year for serving as members of our audit committee. The chair of our compensation committee receives an additional annual cash retainer of $10,000 per year and other non-employee directors each receive an additional annual cash retainer of $6,000 per year for serving as members of our compensation committee. The chair of our nominating and corporate governance committee receives an additional annual cash retainer of $7,500 per year, and other non-employee directors each receive an additional annual cash retainer of $4,000 per year for serving as members of our nominating and corporate governance committee.

Under our non-employee director policy, upon initial election to our Board of Directors, each non-employee director receives an initial option grant of an option to purchase 20,000 shares of our Common Stock with an exercise price equal to the fair market value of our Common Stock on the date of grant. Such initial option grant vests and becomes exercisable as to one quarter of the total number of shares subject to the option on the one year anniversary of the date the director commences service on our Board of Directors, with the remainder of the option vesting and becoming exercisable as to 1/48th of the total number of shares subject to the option each month thereafter. On the date of each annual meeting of stockholders beginning in 2012, each non-employee director who has served at least six months on our Board of Directors will also receive an annual grant of an option to purchase 10,000 shares of our Common Stock with an exercise price equal to the fair market value of our Common Stock on the date of grant. Such annual option grant vests and becomes exercisable as to 1/12th of the total number of shares subject to the option on each monthly anniversary of the date of grant.

We also reimburse directors for reasonable out-of-pocket travel expenses incurred in connection with attending meetings of the Board of Directors.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2012.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Gerri A. Henwood	45,000	—	45,400	—	—	—	90,400
Bernard J. Kelley	49,000	—	45,400	—	—	—	94,400
Matthew V. McPherron	45,000	—	45,400	—	—	—	90,400
W. James O’Shea(3)	49,000	—	198,400	—	—	—	247,400
Scott R. Ward	67,000	—	45,400	—	—	—	112,400
H. Ward Wolff	54,000	—	45,400	—	—	—	99,400

(1)	The amounts included in the “Option Awards” column represent the aggregate grant date fair value of the option awards granted, determined in accordance with Accounting Standards Codification 18, or ASC 718, Compensation—Stock Compensation, or ASC 718. The valuation assumptions used in determining such amounts are described in our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2011 and our quarterly report on Form 10-Q for the quarterly period ended September 30, 2012.

(2)	Each director received an annual grant of an option to purchase 10,000 shares of our Common Stock on May 17, 2012, except for Mr. O’Shea, who joined the company’s board of directors on January 13, 2012. The options vest as to 1/12th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date of May 17, 2012. The fair value of such equity awards on the grant date computed in accordance with ASC 718 was $4.54 per share and the aggregate number of shares subject to option awards outstanding from this grant at the end of the fiscal year ended December 31, 2012 for each director who received this grant was 10,000.

(3)	Mr. O’Shea received an initial stock option grant of 20,000 shares on January 13, 2012. The options vest as to 1/4th of the total number of shares subject to the option on the one year anniversary of the vesting commencement date of January 13, 2012, with the remainder of the shares vesting at a rate of 1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date until all shares are vested. The fair value of such equity award on the grant date computed in accordance with ASC718 was $9.92 per share and the aggregate number of shares subject to option awards outstanding from this grant at the end of the fiscal year ended December 31, 2012 was 20,000.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Named Executive Officers

Our named executive officers are our Chief Executive Officer, our Chief Financial Officer and the three next most highly compensated executive officers. For fiscal year 2012, our named executive officers are:

•	Timothy S. Nelson, President and Chief Executive Officer;

•	Christopher Y. Chai, Senior Vice President and Chief Financial Officer;

•	Thomas A. Armer, Chief Scientific Officer;

•	Charlene A. Friedman, Senior Vice President, General Counsel and Secretary; and

•	Donald J. Kellerman, Pharm.D., Senior Vice President, Clinical Development and Medical Affairs.

Executive Compensation

We have adopted a performance based compensation philosophy for our executive officers that focuses executive behavior on the achievement of near-term corporate targets as well as long-term business objectives and strategies. The compensation committee of our Board of Directors is responsible for evaluating and administering our compensation programs and practices to ensure that they properly incentivize our work force and appropriately drive corporate performance while remaining competitive with comparable life sciences companies competing in our labor market. Our compensation committee reviews and approves all of our compensation policies, including executive officer salaries, bonuses and equity incentive compensation.

Objectives of our Executive Compensation Programs

Our compensation programs for our executives, including the named executive officers, are designed to achieve the following objectives:

•	attract, engage and retain exceptionally talented and highly experienced executives in the competitive and dynamic life sciences industry;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success;

•

encourage and inspire our executives to achieve key corporate strategic and financial performance objectives by linking incentive award opportunities to the achievement of individual and company-wide short and long-term goals; and

•	align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases.

Shareholder Say-on-Pay Vote

At our 2012 stockholders meeting, we provided our shareholders with the opportunity to cast an advisory vote on executive compensation. Over 94% of the votes cast on this “2012 say-on-pay vote” were voted in favor of the proposal. We have considered the 2012 say-on-pay vote and we believe that the support of our shareholders for the 2012 say-on-pay vote proposal indicates that our shareholders are generally supportive of our approach to executive compensation. Thus we have not made any material changes to our executive compensation arrangements in response to the 2012 say on pay vote. In the future, we will continue to consider the outcome of our annual say-on-pay votes when making compensation decisions regarding the named executive officers.

Our Executive Compensation Programs

The components of our executive compensation program consist primarily of base salary, annual cash incentive bonuses and equity awards and broad-based benefits programs. We use an array of short-term compensation components (such as base salaries and cash incentive bonuses) and long-term compensation components (such as equity incentive compensation) to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of long-term corporate objectives. Our compensation committee does not use a set formula in determining the mix of short-term and long-term compensation components, and uses its judgment and experience along with the recommendations of the chief executive officer (except in connection with his own compensation) to determine the appropriate mix of long-term and short-term compensation elements for each executive officer. Our compensation committee analyzes each of the primary elements of our compensation program to ensure that our executives’ overall compensation is competitive with executive officers with similar positions at comparable life sciences companies in our labor market.

Our compensation committee has adopted a pay-for-performance compensation philosophy, which is intended to keep the average aggregate compensation of our executives at a level which is between the sixtieth and seventy-fifth percentile of compensation at the companies within our peer group which are at a similar stage of development as our company and that have a similar number of employees. We work within the general framework of this pay-for-performance philosophy to determine each component of an executive’s compensation package based on numerous factors, including:

•	performance goals and other expectations for the position and the individual;

•	the individual’s particular background and relevant expertise, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

•	the demand and competition for the individual within the marketplace; and

•	comparison to other executives within our company having similar levels of expertise and experience.

Our compensation committee retained Radford, an Aon Hewitt Company (the “Consultant”), an independent, third-party compensation consultant, in 2011 to review our executive compensation programs and met with the Consultant in 2011 and early 2012 to review and discuss the Consultant’s findings. The Consultant provided a report which included a review and analysis of base salary, cash bonus, equity incentives and total compensation for each executive officer, including the named executive officers. The Consultant reviewed these compensation components taking into consideration publicly available compensation data of a previously determined group of 20 public companies in our “peer group,” as well as compensation data from the 2011 Radford Global Life Sciences survey for public life sciences companies with fewer than 300 employees and for public life science companies in the Northern California area where we compete for talent. The Consultant also reported on general market trends in recent compensation practices to assist the compensation committee in providing competitive compensation. The compensation committee updated and modified the list of peer group companies used by the compensation committee in its January 2011 compensation review so as to accurately reflect our company’s peers and our company’s stage of business and product development as of January 2012. The composition of our peer group for 2012 takes into account the change in our company’s stage of business and product development stage as we advance our LEVADEX® product candidate toward potential FDA approval and commercialization. Our peer group consists of companies that compete with us for executive talent, that compete with us in the marketplace and are of similar size and complexity. The Consultant performed an independent review of the peer group selection criteria. The compensation committee used these criteria to establish a group of comparable companies that reflected our Company’s then current business stage as measured by product development, market capitalization and organization size. The specific metrics used were life sciences companies in late stages of product development or small commercial companies with a market cap between $200 million and $1.5 billion (approximately 0.5 to 3 times the valuation of the company at the time) and annual revenue below $200 million. The companies in our peer group for 2012 were also chosen from biotechnology hub markets to reflect recruiting markets for executive talent that are comparable to our own and were companies with a headcount of 50 to 300 employees. The peer group companies for 2012 are as follows: Affymax, Inc., Arena Pharmaceuticals, Inc., Ariad Pharmaceuticals, Inc., Avanir Pharmaceuticals, Inc., Aveo Pharmaceuticals, Inc., Cadence Pharmaceuticals, Inc., DURECT Corporation, Dyax Corp., Exelixis, Inc., Halozyme Therapeutics, Inc., Idenix Pharmaceuticals, Inc., InterMune, Inc., Isis Pharmaceuticals, Inc., Medivation, Inc., Nektar Therapeutics, Optimer Pharmaceuticals, Inc., Savient Pharmaceuticals, Inc., Theravance, Inc., VIVUS, Inc. and Xenoport, Inc. The new peer group companies reflect the change in our development stage as we advance.

In making determinations regarding executive compensation, the compensation committee typically reviews the compensation data from the complete group of companies. The compensation committee’s compensation objectives were to target the named executive officers’ total compensation at the sixtieth to seventy-fifth percentile of these peer group companies. In establishing our compensation philosophy, the compensation committee took into account compensation levels in the Silicon Valley area of California and competition to attract and retain qualified individuals with the breadth of skills and experience that is required to develop, obtain regulatory approval for and commercialize pharmaceutical products successfully.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our objectives.

To assist the compensation committee in its annual review of executive compensation, the Chief Executive Officer provides an evaluation to the compensation committee regarding each executive’s performance during the time period being assessed. The compensation committee determines the compensation of our executive officers in executive session, without the presence of management.

Annual Cash Compensation

Base Salary

Base salaries are set at levels which are intended to be competitive with similar positions at our peer group companies. The base salaries of all executive officers are reviewed annually and may also be adjusted to reflect individual roles and performance. We may also increase the base salary of an executive officer at other times if a change in the scope of the officer’s responsibilities justifies such consideration or, in limited circumstances, to maintain salary equity within our competitive environment. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that competitive base salaries can motivate and reward executives for their overall performance and serve to retain valuable executives.

Our compensation committee reviews executive officer salaries on an annual basis. For this purpose, the compensation committee considers compensation for similar positions at the peer group as well as survey compensation data, along with the executive’s job scope and responsibilities, past and current performance and contributions, and individual factors such as experience and background, unique skills, demand in the labor market and longer-term development and succession plans. In addition, the compensation committee considers the strategic and operational performance of our company, relative levels of pay among officers and recommendations from the Chief Executive Officer.

In January 2012, the compensation committee reviewed the performance during 2011 of each of the executive officers and also reviewed compensation for each executive officer, including the named executive officers. The committee considered an executive compensation assessment report prepared by the Consultant, analyzing total compensation and comparing executive officer compensation to market data, including data on executive compensation from our peer group. The Consultant reported that actual total cash compensation for 2011 was below the sixtieth percentile for most named executive officers when compared to similar positions in our peer group and that base salaries for executive officers were generally below the target of base salaries at the companies within our peer group. The compensation committee also reviewed each individual executive’s performance over the review period and over time, and the annual performance of the Company. For 2012, our compensation committee approved increases in base salaries for the named executive officers. Based on the factors discussed above, our compensation committee approved an increase in the base salaries of our named executive officers, effective as of January 1, 2012, as follows: the base salary of Mr. Nelson increased from $617,300 to $641,992 per year; the base salary of Mr. Chai increased from $350,100 to $367,000 per year; the base salary of Dr. Armer increased from $369,400 to $388,000 per year; the base salary of Ms. Friedman increased from $352,100 to $371,600 per year; and the base salary of Dr. Kellerman increased from $339,558 to $368,000 per year.

Cash Incentive Bonuses

Each year, our compensation committee has approved a performance-based cash incentive bonus plan with pre-defined target payouts as a percent of salary based on achievement of corporate and personal objectives. Our bonus plan is designed to foster teamwork throughout our company and drive stockholder value by tying incentive compensation to company-wide performance measures that we believe are most important to the success of our company. An executive officer’s bonus payment is based principally on the achievement of these major corporate objectives, including, for example, research, development and operational milestones, as well as individual performance objectives for certain executive officers. The various corporate objectives are approved annually by our compensation committee with specific weighting for each metric. Underachievement of the major corporate goals may result in lower bonus payments. In addition to the amounts earned under our performance-based cash incentive bonus plan upon achievement of the pre-defined performance objectives, the compensation committee may from time to time approve payment of additional, discretionary amounts to our executive officers, based on recognition of additional contributions and work performed.

In January 2012, the compensation committee reviewed market data on cash bonus opportunities for executives, including at the peer group companies. The Consultant reported that target bonus opportunities for our named executive officers as a percent of base salary approximated the 60th percentile for cash bonus opportunities for comparable positions at the companies within our peer group. Based on the factors discussed above, our compensation committee determined performance-based cash bonus target amounts as follows. In 2012, Mr. Nelson was eligible for an annual performance-based cash bonus with a target of 60% of his base salary. Dr. Armer, Mr. Chai, Ms. Friedman and Dr. Kellerman were eligible for an annual performance-based cash bonus with a target of 40% of their respective base salaries. The target bonuses payable under our 2012 performance-based cash bonus plan to Mr. Nelson, Dr. Armer and Mr. Chai were based 100% on our company’s achievement of corporate objectives. For Ms. Friedman and Dr. Kellerman, the target bonus payable under the 2012 performance-based cash bonus plan was based 75% on company achievement of corporate objectives and 25% on individual performance objectives. Our compensation committee chose different percentages for the target bonuses to individual executive officers to reflect different levels of responsibility of the executive officers. For Ms. Friedman, the individual performance objectives related to providing legal services to the Company and its functional areas. For Dr. Kellerman, the individual performance objectives related to the advancement our LEVADEX® product candidate, including the regulatory process relating to the LEVADEX® New Drug Application and activities in preparation for LEVADEX® commercialization. The performance-based cash bonus targets for 2012 positioned the target bonus opportunities for our named executive officers as a percent of base salary generally at the sixtieth percentile of cash bonus opportunities at the companies within our peer group.

Our compensation committee approves corporate and individual executive performance objectives at what they believe are aggressive levels so as to require substantial effort and commitment by our executives to attain the targets, with such efforts significantly contributing towards increased stockholder value and elevated business performance. A minimum threshold of performance against corporate objectives must be achieved in order for an executive to be eligible to receive any portion of their cash incentive bonus. Furthermore, the established individual objectives, and the associated bonus amounts, will not be achieved by average or below average performance by the executive. Our compensation committee has the discretion to adjust the bonus plan payments related to achievement of performance measures if it deems that a bonus plan participant has met some portion of the performance measures in a manner consistent with the intent of the bonus plan. Our compensation committee may also, in its discretion, award bonuses to executives based upon such other terms and conditions as they may determine are appropriate.

In January 2013, the compensation committee reviewed our 2012 corporate performance, as well as individual performance, and awarded bonuses in accordance with the pre-determined bonus program parameters described below. In general, the compensation committee found that the Company had met 80% of its overall corporate objectives for 2012. Our 2012 corporate objectives for purposes of the 2012 performance-based cash bonus plan were as follows: to progress the LEVADEX® clinical program, including with respect to the New Drug Application for LEVADEX® filed with the U.S. Food and Drug Administration and with respect to commercialization of LEVADEX®, to implement quality and manufacturing activities in support of potential LEVADEX® commercialization, to optimize access of LEVADEX® to the market by exploring additional licensing options, to expand our presence among the physician community through presentation of scientific papers and publication of peer-reviewed articles and to manage our budget to plan and consistent with the achievement of company objectives, and to progress pipeline development programs. These objectives represented key business milestones for our company with respect to the advancement of our LEVADEX® product candidate as well as other potential pipeline opportunities. For those named executive officers who had a percentage of bonus tied to individual performance objectives, the named executive officers met at least 80% of these individual objectives.

The amounts paid to each named executive officer under the 2012 performance-based cash bonus plan were as follows: to Mr. Nelson, $308,156; to Mr. Chai, $117,440; to Dr. Armer, $124,160; to Ms. Friedman, $125,601; and to Dr. Kellerman, $118,312. The approximate percentage of year-end base salary actually paid under the 2012 performance-based cash bonus plan is as follows: for Mr. Nelson, 48%; for Mr. Chai, 32%; for Dr. Armer, 32%; for Ms. Friedman, 34%; and for Dr. Kellerman, 32%.

In addition to the cash bonuses approved by the compensation committee under the 2012 performance-based cash bonus plan, in January 2013 the compensation committee also approved payment of additional, discretionary amounts, in recognition of the significant additional contributions of certain named executive officers as follows: to Mr. Nelson, $40,000; to Mr. Chai, $20,000; and to Ms. Friedman, $20,000.

Equity Incentive Compensation

We believe that our long-term performance is best facilitated through a culture of executive ownership that encourages long-term investment by our executive officers in our equity, thereby better aligning the executives’ interests with the interests of our stockholders. To encourage this ownership culture, we typically make an initial equity award of stock options to new employees followed by discretionary annual performance-based equity grants as part of our overall compensation program. Our compensation committee is authorized to make equity grants to all our employees, including our executive officers. These grants have an exercise price that is at least equal to the fair market value of our common stock on the grant date and are typically subject to a four year vesting schedule with 25% of the grant vesting on the first anniversary of the date of hire and then monthly thereafter for the next three years. The size of the initial stock option award is determined based on the executive’s position with us and takes into account the executive’s base salary and other compensation as well as an analysis of the grant and compensation practices of our peer group companies as represented in the compensation data that we review annually in connection with establishing our overall compensation policies. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time while remaining in line with our overall compensation philosophy. Depending on circumstances, we may also make an initial award of restricted stock units to an executive officer upon hire.

We consider a number of factors in determining the amount of periodic equity incentive awards, if any, granted to our executives, including each officer’s performance and contribution during the previous fiscal year, retention concerns, stock ownership and market information, and the value of existing equity incentives for each officer. We also consider the number of shares subject to vested and unvested restricted stock units, as well as shares subject to, and exercise price of, outstanding options, both vested and unvested, held by each executive; the vesting schedule of the unvested equity incentive awards held by each executive; and the amount and percentage of our total equity on a fully diluted basis held by our executives individually and as a group.

In January 2012, the compensation committee reviewed market data provided by the Consultant on equity incentive opportunities for executive officers, including at the peer group companies. The Consultant reported that target equity incentive opportunities in 2011 for the named executive officers were between the sixtieth and seventy-fifth percentiles, overall, from both a value delivered and a grant as a percent of shares outstanding approach.

Based on the factors discussed above, our compensation committee on January 25, 2012 granted stock options to the named executive officers. The options were granted with an exercise price equal to the closing price of our stock on January 25, 2012. Also at the meeting on January 25, 2012 the committee granted restricted stock units with time-based vesting to the named executive officers. These restricted stock unit awards are subject to a four year vesting schedule with 25% of the award vesting on each anniversary of the date of grant.

Termination Based Compensation

In connection with certain terminations of employment, certain of our executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements and offer letters. In addition, we have entered into change in control agreements with each of our executive officers, including the named executive officers, which will provide alternative severance payments and benefits in the event the executive is terminated without cause or resigns with good reason within 12 months following certain transactions or changes in our controlling stockholders. In setting the terms of and determining whether to approve such arrangements, our compensation committee recognized that executives, especially highly ranked executives, often face challenges securing new employment following termination and that distractions created by uncertain job security surrounding potential beneficial transactions may have a detrimental impact on the executives’ performance. The severance payments and benefits are typically composed of cash payments in lieu of salary and bonus, continued health care coverage for a limited period of time and, in some cases, acceleration of vesting for some equity awards.

Other Compensation

All of our executive officers are eligible to participate in certain benefit plans and arrangements offered to employees generally, including health, dental, life, disability, 401(k), employee stock purchase and Section 125 plans (such as our flexible spending account plan). Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers. Our compensation committee in its discretion may revise, amend or add to any executive’s benefits and perquisites as it deems advisable. We do not believe it is necessary for the attraction or retention of management talent to provide the officers with a substantial amount of compensation in the form of perquisites.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Section 4999 and Section 280G of the Internal Revenue Code provide that certain executives could be subject to significant excise taxes if they receive payments or benefits that exceed certain limits in connection with a change in ownership or change in effective control and that we or our successors could lose an income tax deduction with respect to the payments subject to these excise taxes. We have not entered into any agreements with any executives that might provide for a “gross up” or other reimbursement for taxes the executive might be required to pay pursuant to Section 4999 of the Internal Revenue Code.

Section 409A of the Internal Revenue Code imposes significant additional taxes and interest on underpayments of taxes in the event an executive defers compensation under a plan that does not meet the requirements of Section 409A. We have generally structured our programs and individual arrangements in a manner intended to comply with the requirements of Section 409A.

Summary Compensation Table

The following table summarizes the compensation earned for services rendered in all capacities for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 by the named executive officers who were serving as executives as of December 31, 2012, the last day of our fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Timothy S. Nelson	2012	641,992	40,000	1,140,642	528,375	308,156	—	2,659,165
Chief Executive Officer and President	2011	617,300	—	1,888,224	—	338,898	—	2,844,422
	2010	471,628	—	860,534	323,800	226,381	—	1,882,343

Christopher Y. Chai	2012	367,000	20,000	329,519	154,990	117,440	—	988,949
Senior Vice President and Chief Financial Officer	2011	350,100	—	259,631	145,350	128,137	—	883,218
	2010	321,219	—	473,294	—	107,930	—	902,443

Thomas A. Armer, Ph.D.	2012	388,000	—	329,519	154,990	124,160	—	996,669
Chief Scientific Officer	2011	369,400	—	259,631	145,350	135,200	—	909,581
	2010	342,282	—	430,267	—	115,007	—	887,556

Charlene A. Friedman	2012	371,600	20,000	329,519	154,990	125,601	—	1,001,710
Senior Vice President, General Counsel and Secretary	2011	352,100	—	259,631	145,350	131,861	—	888,942
	2010	305,424	—	473,294	—	102,623	—	881,341

Donald J. Kellerman, Pharm. D.	2012	368,000	—	329,519	154,990	118,312	—	970,821
Senior Vice President, Clinical Development and Medical Affairs	2011	339,558	—	259,631	145,350	126,146	—	870,685
	2010	331,276	—	473,294	364,275	110,729	—	1,279,574

(1)	In addition to the amounts paid pursuant to the 2012 performance-based cash bonus plan, our compensation committee approved the payment of certain discretionary bonuses for 2012 in recognition of their significant additional contributions to the Company.

(2)

The amounts included in the “Option Awards” column represent the aggregate grant date fair value of the option awards granted, determined in accordance with Accounting Standards Codification 18, or ASC 718, Compensation—Stock Compensation, or ASC 718. The valuation assumptions used in determining such amounts are described in our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2011 and our quarterly report on Form 10-Q for the quarterly period ended September 30, 2012.

(3)	The amounts included in this column represent the aggregate grant date fair value of the stock awards granted, determined in accordance with ASC 718. Stock awards granted in 2012 and 2011 were restricted stock units with time-based vesting and the grant date fair value of these restricted stock units is based on the closing price of our common stock on the date of grant. Stock awards granted in 2010 were restricted stock units with performance-based vesting and the grant date fair value of these restricted stock units is based on the maximum value of the restricted stock units on the grant date, assuming all performance conditions will be achieved.

(4)	The amounts included in the “Non-Equity Incentive Plan Compensation” column are composed entirely of cash bonuses awarded under our performance-based bonus program for each applicable fiscal year with respect to performance during such fiscal year but paid at the beginning of the next following fiscal year. All corporate objectives were predetermined by the compensation committee and objectively measurable, and all amounts paid were at the determination of the compensation committee.

Grants of Plan-Based Awards Table

All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code. The exercise price per share of each option granted to our named executive officers was the fair market value of the underlying common stock on the date such option was granted. All options were granted under our 2007 Equity Incentive Plan.

The following table shows information regarding grants of plan-based awards, including non-equity and equity awards, during the fiscal year ended December 31, 2012 to each of our named executive officers.

Name		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)(2)	All Other Awards: Number of Shares of Stock or Units (#) (3)	Exercise Price of Option Awards ($) (4)	Grant Date Fair Value of Option / Stock Awards ($) (5)
	Grant Date	Threshold ($)	Target ($)	Max. ($)
Timothy S. Nelson		—	385,195	—
	1/25/2012				112,500	—	14.09	1,140,642
	1/25/2012				—	37,500	—	528,375

Christopher Y. Chai		—	146,800	—
	1/25/2012				32,500	—	14.09	329,519
	1/25/2012				—	11,000	—	154,990

Thomas A. Armer, Ph.D.		—	155,200	—
	1/25/2012				32,500	—	14.09	329,519
	1/25/2012				—	11,000	—	154,990

Charlene A. Friedman		—	148,640	—
	1/25/2012				32,500	—	14.09	329,519
	1/25/2012				—	11,000	—	154,990

Donald J. Kellerman, Pharm.D		—	147,200	—
	1/25/2012				32,500	—	14.09	329,519
	1/25/2012				—	11,000	—	154,990

(1)	These amounts represent the target amounts that could have been earned for fiscal year 2012 pursuant to our performance-based bonus program for fiscal year 2012. Actual amounts earned for fiscal year 2012 are included in the “Summary Compensation Table” above. For additional information regarding plan-based awards granted to our named executive officers, see “Cash Incentive Bonuses” above.

(2)	These options vest as to 1/4th of the total number of shares subject to the option on the one year anniversary of the vesting commencement date, with the remainder of the shares vesting at a rate of 1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date until all shares are vested.

(3)	These are awards of restricted stock units, or RSUs, with time-based vesting. These RSUs vest over four years at a rate of 25% annually.

(4)	The closing price of our common stock on the date of grant, as reported on the Nasdaq Global Select Market.

(5)	The amounts represent the aggregate grant date fair value of stock options and awards granted, determined in accordance with ASC 718.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of equity awards outstanding on December 31, 2012, the last day of our fiscal year, to each of our named executive officers.

		Option Awards(1)				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Unearned Shares /Units That Have Not Vested (#) (2)	Market or Payout Value of Unearned Shares / Units That Have Not Vested ($) (3)
Timothy S. Nelson	5/10/2005	212,549	—	0.64	5/9/2015
	9/28/2005	71,509	—	0.64	9/27/2015
	1/24/2006	179,176	—	0.74	1/23/2016
	3/6/2007	121,468	—	3.36	3/5/2017
	5/2/2007	180,790	—	6.39	5/1/2017
	1/22/2008	160,000	—	13.12	1/21/2018
	2/11/2009	167,708	7,292	10.37	2/10/2019
	2/2/2010	70,833	29,167	16.19	2/1/2020
	1/26/2011	95,833	104,167	16.15	1/25/2021
	1/25/2012	—	112,500	14.09	1/24/2022	37,500	586,875

Christopher Y. Chai	10/17/2006	23,122	—	0.74	10/16/2016
	3/6/2007	11,299	—	3.36	3/5/2017
	5/2/2007	47,296	—	6.39	5/1/2017
	1/22/2008	60,000	—	13.12	1/21/2018
	2/11/2009	71,875	3,125	10.37	2/10/2019
	2/2/2010	38,958	16,042	16.19	2/1/2020
	1/26/2011	13,177	14,323	16.15	1/25/2021	6,750	105,638
	1/25/2012	—	32,500	14.09	1/24/2022	11,000	172,150

Thomas A. Armer, Ph.D.	3/6/2007	40,847	—	3.36	3/5/2017
	5/2/2007	62,146	—	6.39	5/1/2017
	1/22/2008	50,000	—	13.12	1/21/2018
	2/11/2009	71,875	3,125	10.37	2/10/2019
	2/2/2010	35,416	14,584	16.19	2/1/2020
	1/26/2011	13,177	14,323	16.15	1/25/2021	6,750	105,638
	1/25/2012	—	32,500	14.09	1/24/2022	11,000	172,150

Charlene A. Friedman	7/24/2007	74,744	—	12.37	7/23/2017
	1/22/2008	30,000	—	13.12	1/21/2018
	2/11/2009	47,680	3,125	10.37	2/10/2019
	2/2/2010	38,958	16,042	16.19	2/1/2020
	1/26/2011	13,177	14,323	16.15	1/25/2021	6,750	105,638
	1/25/2012	—	32,500	14.09	1/24/2022	11,000	172,150

Donald J. Kellerman, Pharm.D.	7/23/2008	61,450	—	9.20	7/22/2018
	2/11/2009	28,041	1,459	10.37	2/10/2019
	2/2/2010	38,958	16,042	16.19	2/1/2020
	1/26/2011	13,177	14,323	16.15	1/25/2021	6,750	105,638
	1/25/2012	—	32,500	14.09	1/24/2022	11,000	172,150

(1)	These options vest as to 1/4th of the total number of shares subject to the option on the one year anniversary of the vesting commencement date, with the remainder of the shares vesting at a rate of 1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date until all shares are vested.

(2)	Stock awards not vested include restricted stock units, or RSUs, with time-based vesting granted on January 26, 2011 and January 25, 2012, which vest over four years at a rate of 25% annually. Amounts shown do not include RSUs with performance-based vesting granted to Mr. Nelson and Mr. Kellerman that were cancelled as of December 31, 2012 when the performance goals required for vesting of the performance-based RSUs were not met.

(3)	The value of stock awards not vested was computed by multiplying the closing price of $15.65 for the company’s common stock on December 31, 2012 by the RSUs not vested.

Option Exercises and Restricted Stock Units Vested Table

The following table sets forth the number of shares acquired on stock options exercised and vesting of restricted stock units by each of the named executive officers during the fiscal year 2012. The table also presents the value realized upon such exercises and vesting, as calculated, in the case of stock options, based on the difference between the market price of our common stock at exercise and the option exercise price and, in case of restricted stock units, based on the closing price per share of common stock on the vesting date. Amounts presented in the “Value Realized on Vesting” column under “Stock Awards” do not necessarily mean that the named executive officer has actually sold the vested shares for cash.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy S. Nelson	—	—	—	—
Christopher Y. Chai	—	—	2,250	31,140
Thomas A. Armer, Ph. D.	—	—	2,250	31,140
Charlene A. Friedman	10,000	51,277	2,250	31,140
Donald J. Kellerman, Pharm.D.	—	—	2,250	31,140

Pension Benefits

We do not maintain any pension benefit plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Employment Agreements and Offer Letters

Timothy S. Nelson. On March 20, 2005, we entered into an at-will employment agreement with Mr. Nelson providing for his employment as our President and Chief Executive Officer. This employment agreement sets forth the terms and conditions of Mr. Nelson’s employment. Mr. Nelson’s base salary was originally set at $285,000 per year, subject to annual review and increases based on performance. Pursuant to the employment agreement, Mr. Nelson also received a signing bonus of $100,000, which was subject to repayment in the event he voluntarily terminated his employment or was terminated for cause prior to April 12, 2007. Pursuant to the terms of the employment agreement, Mr. Nelson was granted an option to purchase 357,549 shares of our common stock at an exercise price of $0.64 per share, which was subject to vesting over four years from Mr. Nelson’s employment start date. Mr. Nelson was also granted an additional option to purchase 71,509 shares of our common stock at an exercise price of $0.64 per share, which vested upon the achievement of certain performance goals established by our Board of Directors. On March 19, 2009, we entered into an agreement with Mr. Nelson providing for severance benefits which Mr. Nelson shall be entitled to receive in the event of a termination of his employment with the Company under certain circumstances. In the event Mr. Nelson is terminated by us during the term of the agreement without cause (as defined in the severance agreement), or he resigns under certain specified conditions, each as described in the agreement, and he is not otherwise entitled to a payment under the change in control agreement described below, we are required to pay Mr. Nelson an amount equal to twelve months of his base salary as in effect at the time of termination and an amount equal to the target annual performance-based cash bonus otherwise payable pursuant to the Company’s cash incentive bonus plan for the year in which the termination occurs, and to provide twelve months accelerated vesting of any unvested stock awards granted to Mr. Nelson. In addition, we would be required to pay Mr. Nelson’s monthly COBRA premiums for continued health coverage for himself and his eligible dependents for a period of one year following his termination.

Thomas A. Armer, Ph.D. On April 14, 2008, we entered into an employment agreement with Dr. Armer that replaced the previous employment agreement between us and Dr. Armer. This employment agreement sets forth the terms and conditions of Dr. Armer’s employment and has an initial term through July 31, 2009 with automatic one year extensions following the initial term unless either party provides prior notice of non-extension. Dr. Armer’s base salary initially was set at $325,000 per year under the agreement, subject to annual review and increases based on performance. In the event Dr. Armer is terminated by us during the term of the agreement without cause (as defined in the employment agreement), or he resigns under certain specified conditions, each as described in the employment agreement, we are required to pay Dr. Armer an amount equal to the greater of one year of his base salary at the time of termination or twelve times the average monthly salary received during the twelve months preceding the termination date, plus any incentive compensation amounts that would otherwise become payable under any of our incentive compensation plans in effect at the time of termination. In addition, we would be required to pay Dr. Armer’s monthly COBRA premiums for continued health coverage for himself and his eligible dependents for a period of one year following his termination.

Offer Letters. Each of our named executive officers other than Mr. Nelson and Dr. Armer have received employment offer letters setting forth the terms and conditions of their employment. The employment letters establish an initial annual base salary and provide that each executive shall be eligible for an annual performance bonus which is set as an initial percentage of their base salary. The annual bonus is payable based on the achievement of corporate and personal performance goals and objectives. See “Cash Incentive Bonuses” above for additional information. Each named executive officer also was awarded a stock option upon or shortly after their commencement of employment pursuant to terms and conditions outlined in each executive’s respective employment offer letter. Each named executive officer’s employment is at-will, and the executive may be terminated by us at any time; similarly each executive may terminate their employment with us at any time.

Change in Control Agreements

Change in Control Severance Benefits

We have entered into change in control agreements with each of our executive officers, including the named executive officers. Each of the change in control agreements contains a “double trigger” provision that, in the event a named executive officer is terminated by us without cause or resigns for good reason within twelve months following a change in control of our company, the named executive officer is entitled, subject to our receipt of an effective waiver and release of claims executed by the named executive officer, to the following payments and benefits:

•	an amount equal to twelve months of the named executive officer’s base salary in effect at the time of termination;

•	an amount equal to the target annual performance-based cash bonus otherwise payable pursuant to our cash incentive bonus plan for the year in which termination occurred;

•	all stock awards granted to the named executive officer will immediately vest; and

•	COBRA premiums for 12 months, unless the named executive officer becomes covered under another group health plan earlier.

A “change in control” will generally be triggered under the change in control agreements upon:

•	the acquisition by a person or entity of 50% or more of either our then outstanding shares or the combined voting power of our then outstanding securities;

•	a change in the composition of the majority of our Board of Directors without the approval of the existing Board;

•	a merger of the Company (other than a merger following which our securities represent at least 50% of the combined voting power of the securities of the surviving entity); or

•	the approval of our stockholders of a plan of complete liquidation or dissolution of the Company or if there is a sale by us of all or substantially all of our assets.

We will generally have “cause” under the change in control agreements to terminate an executive upon:

•	the executive’s failure to follow the reasonable instructions of his or her superiors;

•	any intentional or grossly negligent act or omission by the executive that is reasonably likely to injure the Company;

•	the executive’s violation of any federal, state or local law applicable to the Company;

•	the executive’s plea of guilty or nolo contendere to, or conviction of, a felony or of a misdemeanor involving moral turpitude; or

•	the executive’s failure to comply in any material respect with the policies and procedures of the Company.

Under the change in control agreements, “good reason” includes the executive’s voluntary termination following:

•

assignment to the executive of any duties or responsibilities that results in any diminution or any adverse change of the executive’s position, status, circumstances of employment or scope of responsibilities; removal of duties customarily assigned to a person with executive’s title or a substantial adverse alteration in the nature or status of such duties, provided that such a change will not be deemed to have occurred simply by virtue of a change in control, the fact that the Company becomes a subsidiary of another entity or the Company’s status changing from publicly-traded to privately-held;

•	a reduction in the executive’s base salary, except to the extent the annual base salary of all the other executives of the Company are similarly reduced;

•	our failure to continue to provide certain compensation and benefits; or

•

a requirement that the executive’s principal place of employment be located greater than 25 miles from where the executive’s principal place of employment was located immediately prior to the change in control.

Our compensation committee intended that the double trigger change in control benefits described above provide fair and equitable compensation in the event of a termination of an executive officer following a change in control. This change in control policy also helps to ensure that the executives will undertake and support corporate transactions which may be in our stockholders best interests, but may lead to the termination of the executive’s employment. By providing for reasonable severance upon termination following a change in control, the compensation committee intends to provide the executive with compensation that is sufficient to mitigate the risk of employment loss and encourage the executive to assist in undertaking the transaction. The amount of the severance is balanced against our need to be responsible to our stockholders and also takes into account the potential chilling impact such severance payments may have on other potential parties to a change in control transaction.

Our compensation committee also determined the change in control benefits to be appropriate and reasonable when generally compared to post-termination benefits provided by our peer group to comparably situated executives. We also feel that the level of benefits takes into account the expected length of time and difficulty the executive may experience in trying to secure new employment.

Potential Payments Upon Termination

The named executive officers each have entered into change in control severance agreements that provide for severance benefits in the event of a termination without cause or for good reason following a change in control of the Company. The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his or her employment had been terminated by us without cause or for good reason following a change in control on December 31, 2012, assuming that such termination occurred within the period beginning on the effective date of a change in control and ending on the last day of the twelfth calendar month following the effective date of a change in control. Additionally, Mr. Nelson’s severance agreement and Dr. Armer’s employment agreement provide for severance payments in the event either is terminated by us without cause or resigns under certain specified conditions, as described in the severance agreement and the employment agreement, respectively. An estimate of such benefits is also set forth below. Amounts below reflect potential payments based on the fair market value of $15.65 per share as of December 31, 2012, and the number of unvested options held as of December 31, 2012.

Potential Payments upon Termination Following a Change in Control

Name	Salary Continuation ($)(1)	Bonus Payment ($)(2)	Value of Accelerated Options ($)(3)	Value of Accelerated Restricted Stock Units ($)(4)	Value of COBRA Premiums ($)(5)	Total ($)
Timothy S. Nelson(6)	641,992	385,195	214,002	586,875	26,723	1,854,787
Christopher Y. Chai	367,000	146,800	67,200	277,788	26,723	885,511
Thomas A. Armer, Ph. D(7)	388,000	155,200	67,200	277,788	—	888,188
Charlene A. Friedman	371,600	148,640	67,200	277,788	18,633	883,861
Donald J. Kellerman, Pharm.D.	368,000	147,200	58,404	277,788	26,723	878,115

(1)	Salary is based on a maximum of 100% of 2012 base salary.

(2)	Bonus payment is based on 100% of target bonus.

(3)	Calculated as the intrinsic value per option, multiplied by the number of options that become immediately vested upon termination following a change in control. The intrinsic value per option is calculated as the excess of the closing market price on the Nasdaq Global Select Market on December 31, 2012 over the exercise price of the option.

(4)	Calculated by multiplying the closing price of $15.65 for the company’s common stock on December 31, 2012 by the number of restricted stock units that become immediately vested upon termination following a change in control.

(5)	COBRA premiums are paid for one year.

(6)	Pursuant to the terms of his severance agreement, had Mr. Nelson been terminated by us without cause or had he resigned under certain specified conditions on December 31, 2012 other than following a change in control, he would have been entitled to receive a salary continuation payment of $641,992, a bonus payment of $385,195, twelve months accelerated vesting of unvested stock options and restricted stock units with a value of $122,595 and $146,719, respectively, and continued health insurance coverage for a period of one year, having a value of $26,723.

(7)	Pursuant to the terms of his employment agreement, had Dr. Armer been terminated by us without cause or he resigned under certain specified conditions on December 31, 2012 other than following a change in control, he would have been entitled to receive a salary continuation payment of $388,000.

Proprietary Information and Inventions Agreement

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Determination of 2013 Compensation

In 2012, our compensation committee retained the Consultant to independently review our executive compensation programs and met with the Consultant during 2012 to review and discuss the Consultant’s findings. The Consultant’s report included a review and analysis of base salary, cash bonus, equity incentives, and total compensation for the Company’s executive officers, including the named executive officers. The compensation committee reviewed these compensation components taking into consideration publicly available compensation data of a previously determined group of 20 public companies in our “peer group,” as well as compensation data from the 2012 Radford Life Sciences Survey for public life sciences companies with fewer than 300 employees and for public life sciences companies in the Northern California area. The compensation committee also reviewed the independence of the Consultant. The Consultant reported on its understanding of general trends in recent compensation practices. The companies in our peer group for 2013 are the same as our peer group companies in 2012: Affymax, Inc., Arena Pharmaceuticals, Inc., Ariad Pharmaceuticals, Inc., Avanir Pharmaceuticals, Inc., Aveo Pharmaceuticals, Inc., Cadence Pharmaceuticals, Inc., DURECT Corporation, Dyax Corp., Exelixis, Inc., Halozyme Therapeutics, Inc., Idenix Pharmaceuticals, Inc., InterMune, Inc., Isis Pharmaceuticals, Inc., Medivation, Inc., Nektar Therapeutics, Optimer Pharmaceuticals, Inc., Savient Pharmaceuticals, Inc., Theravance, Inc., VIVUS, Inc. and Xenoport, Inc. The peer group companies reflect our development stage as we advance our LEVADEX® product candidate toward potential FDA approval and commercialization. The compensation committee’s objective in setting compensation for 2013 was to target average aggregate compensation of our executives at a level which is between the sixtieth and seventy-fifth percentile of compensation at the companies within our peer group.

The Consultant reported that actual total cash compensation to our named executive officers for 2012 was slightly below the sixtieth percentile for the named executive officers when compared to our peer group. The Consultant also reported that 2012 equity incentives to our named executive officers were approximately at the sixtieth percentile range at the time of grant.

For 2013, our compensation committee approved increases in base salaries for the named executive officers and, for those officers whose base salaries were lower than the sixtieth percentile for similar positions at a peer group of companies, brought their base salaries to the sixtieth percentile level. Our compensation committee also set the cash incentive bonus at the target level for the named executive officer positions. The compensation committee also believes that to motivate and retain the best talent among our executive officers, it may be necessary in the future to set total compensation with executive officers that deviates from the general philosophy of targeting total compensation at approximately the sixtieth to seventy-fifth market percentile. Total compensation for each executive officer was determined based on the review of the Consultant’s report, market data, including data relating to peer group companies, the individual executive’s performance over the review period and over his or her service with the Company and the annual performance of the Company.

Based on the factors discussed above, our compensation committee approved an increase in the base salaries of our named executive officers, effective as of January 1, 2013, as follows: the base salary of Mr. Nelson increased from $641,992 to $660,500 per year; the base salary of Mr. Chai increased from $367,000 to $391,600 per year; the base salary of Dr. Armer increased from $388,000 to $404,300 per year; the base salary of Ms. Friedman increased from $371,600 to $382,500 per year; and the base salary of Dr. Kellerman increased from $368,000 to $377,500.

To assist our compensation committee in its annual review of executive performance, which took place in January 2013, the Consultant provided recommended guidelines to the committee for compensation of the named executive officers. Based on its review and analysis of the Consultant’s report, as well as on Company and individual executive performance, our compensation committee made certain changes to executive compensation at its meeting on January 28, 2013, with such changes being implemented effective January 1, 2013.

Notwithstanding anything to the contrary set forth in our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this information statement, in whole or in part, the following reports will not be incorporated by reference into any such filings, nor will they be deemed to be soliciting material or deemed filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

REPORT OF THE COMPENSATION COMMITTEE OF THE COMPANY BOARD

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis contained in this information statement with management. Based on the compensation committee’s review of and the discussions with management with respect to the Compensation Discussion and Analysis, the compensation committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this information statement for filing with the SEC.

Submitted by the compensation committee of the Board of Directors:

Gerri A. Henwood, Chair

Bernard J. Kelley

Matthew V. McPherron

W. James O’Shea

ANNEX II

January 22, 2013

Centerview Partners LLC

555 California Street, Suite 3305

San Francisco, CA 94104

Board of Directors

MAP Pharmaceuticals, Inc.

2400 Bayshore Parkway, Suite 200

Mountain View, California

Members of the Board of Directors:

We understand that MAP Pharmaceuticals, Inc. (the “Company”), Allergan, Inc. (“Parent”), and Groundhog Acquisition, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), that provides for Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (which shares of the Company Common Stock are hereinafter referred to as the “Shares”) at a price of $25 per Share, net to the seller in cash without interest thereon, for each Share accepted. We also understand that, pursuant to the Merger Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding share of Company Common Stock (other than Shares that are owned by any Company Subsidiary (as such term is defined in the Merger Agreement), Shares owned by Parent, Merger Sub or any of their respective wholly-owned Subsidiaries and Shares as to which appraisal rights have been perfected pursuant to Section 262 of the Delaware General Corporation Law (together, “Excluded Shares”)) will be cancelled and converted into the right to receive $25 per Share in cash, without interest (the per Share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to the Transaction. We will receive a fee for our services in connection with the Transaction which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have provided certain investment banking services to the Company pursuant to which we have not received compensation. We have not in the past provided, and are not currently providing, investment banking or other services to Parent. We may provide investment banking and other services to the Company, Parent or their respective affiliates in the future, for which we may receive compensation.

Board of Directors

MAP Pharmaceuticals, Inc.

January 22, 2013

In connection with this opinion, we have reviewed, among other things, (i) the Merger Agreement; (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2011; (iii) certain interim reports to stockholders and Quarterly Reports on Form 8-K and Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including financial forecasts, analysis and projections relating to the Company prepared by management of the Company and provided to us by the Company for purposes of our analyses (the “Internal Data”). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed certain publicly available financial and stock market data, including valuation multiples, for the Company, and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain recent acquisitions and business combinations in the biotechnology and specialty pharmaceuticals industries that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry, and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us or publicly available for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available judgments and estimates of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analyses and this opinion. We express no view or opinion as to the Internal Data or the assumptions upon which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company, nor have we been furnished with any such independent evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analyses or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analyses or this opinion. We have not evaluated and express no opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on any such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, tax, regulatory or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. We have not been asked to, nor do we, express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without

Board of Directors

MAP Pharmaceuticals, Inc.

January 22, 2013

limitation, the structure or form of the Transaction or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors, or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise, or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such holder should tender Shares pursuant to the Offer, or as to how any such holder or any other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (solely in its capacity as such) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC

CENTERVIEW PARTNERS LLC

ANNEX III

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262

§ 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is

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required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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